UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at June 30, 2022 and December 31, 2021 and for the
three and six months ended June 30, 2022 and 2021

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	June 30, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	4	$2,399	$2,588
Financial assets	5	2,671	2,014
Accounts and other receivable, net	6	5,905	4,945
Inventory, net	7	5,474	4,512
Other assets	9	1,594	1,359
		18,043	15,418
Non-Current Assets
Financial assets	5	10,512	6,536
Accounts and other receivable, net	6	744	693
Other assets	9	546	488
Property, plant and equipment	10	15,172	15,325
Deferred income tax assets		1,211	888
Intangible assets	11	19,220	14,806
Equity accounted investments	13	1,940	1,480
Goodwill	12	9,907	8,585
		$77,295	$64,219
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$12,644	$11,850
Non-recourse borrowings in subsidiaries of the partnership	16	3,121	2,062
		15,765	13,912
Non-Current Liabilities
Accounts payable and other	14	7,367	7,786
Corporate borrowings	16	1,981	1,619
Non-recourse borrowings in subsidiaries of the partnership	16	35,391	25,395
Deferred income tax liabilities		2,762	2,507
		$63,266	$51,219
Equity
Limited partners	19	$1,416	$2,252
Non-controlling interests attributable to:
Redemption-exchange units	19	1,325	2,011
Special limited partners		—	—
Preferred shares	19	15	15
BBUC exchangeable shares	19	1,385	—
Interest of others in operating subsidiaries		9,888	8,722
		14,029	13,000
		$77,295	$64,219

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	Notes	2022	2021	2022	2021
Revenues	22	$14,626	$11,235	$28,098	$21,064
Direct operating costs	21	(13,674)	(10,549)	(26,269)	(19,527)
General and administrative expenses		(310)	(253)	(610)	(504)
Interest income (expense), net		(556)	(351)	(1,016)	(699)
Equity accounted income (loss), net	13	41	7	91	36
Impairment reversal (expense), net	10, 12	78	—	78	(201)
Gain (loss) on acquisitions/dispositions, net	8	—	16	—	1,823
Other income (expense), net		(218)	(97)	(317)	(58)
Income (loss) before income tax		(13)	8	55	1,934
Income tax (expense) recovery
Current		(75)	(118)	(154)	(311)
Deferred		382	81	412	115
Net income (loss)		$294	$(29)	$313	$1,738
Attributable to:
Limited partners	19	$49	$(50)	$63	$231
Non-controlling interests attributable to:
Redemption-exchange units	19	46	(44)	58	205
Special limited partners	19	—	79	—	79
Preferred shares		—	—	—	—
BBUC exchangeable shares	19	48	—	50	—
Interest of others in operating subsidiaries		151	(14)	142	1,223
		$294	$(29)	$313	$1,738
Basic and diluted earnings (loss) per limited partner unit	19	$0.65	$(0.63)	$0.83	$2.94

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2022	2021	2022	2021
Net income (loss)		$294	$(29)	$313	$1,738
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(143)	7	(323)	(92)
Foreign currency translation		(820)	368	(453)	38
Net investment and cash flow hedges	4	346	(145)	368	89
Equity accounted investments	13	(1)	3	(1)	1
Taxes on the above items		9	3	55	21
Reclassification to profit or loss		30	18	42	19
		(579)	254	(312)	76

Items that will not be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(153)	60	(269)	160
Taxes on the above item		10	(8)	13	(20)
Total other comprehensive income (loss)		(722)	306	(568)	216
Comprehensive income (loss)		$(428)	$277	$(255)	$1,954
Attributable to:
Limited partners		$(33)	$(1)	$(6)	$270
Non-controlling interests attributable to:
Redemption-exchange units		(30)	1	(6)	241
Special limited partners		—	79	—	79
Preferred shares		—	—	—	—
BBUC exchangeable shares		(32)	—	(28)	—
Interest of others in operating subsidiaries		(333)	198	(215)	1,364
		$(428)	$277	$(255)	$1,954

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	Preferred shares	BBUC exchangeable shares	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2022	$2,192	$63	$150	$(153)	$2,252	$2,011	$—	$15	$—	$8,722	$13,000
Net income (loss)	—	63	—	—	63	58	—	—	50	142	313
Other comprehensive income (loss)	—	—	—	(69)	(69)	(64)	—	—	(78)	(357)	(568)
Total comprehensive income (loss)	—	63	—	(69)	(6)	(6)	—	—	(28)	(215)	(255)
Contributions	—	—	—	—	—	—	—	—	—	865	865
Distributions (2)	—	(9)	—	—	(9)	(9)	—	—	(5)	(1,451)	(1,474)
Ownership changes (3)	—	11	(19)	4	(4)	9	—	—	(1)	117	121
Unit repurchases (2)	(78)	—	—	—	(78)	—	—	—	—	—	(78)
Issuance of BBUC exchangeable shares (4)	—	—	(786)	47	(739)	(680)	—	—	1,419	—	—
Acquisition of interest (5)	—	—	—	—	—	—	—	—	—	1,850	1,850
Balance as at June 30, 2022	$2,114	$128	$(655)	$(171)	$1,416	$1,325	$—	$15	$1,385	$9,888	$14,029
Balance as at January 1, 2021	$2,275	$(235)	$68	$(180)	$1,928	$1,549	$—	$15	$—	$7,845	$11,337
Net income (loss)	—	231	—	—	231	205	79	—	—	1,223	1,738
Other comprehensive income (loss)	—	—	—	39	39	36	—	—	—	141	216
Total comprehensive income (loss)	—	231	—	39	270	241	79	—	—	1,364	1,954
Contributions	—	—	—	—	—	—	—	—	—	1,016	1,016
Distributions (2)	—	(10)	—	—	(10)	(8)	(79)	—	—	(1,280)	(1,377)
Ownership changes (3)	—	58	39	(38)	59	196	—	—	—	(2,112)	(1,857)
Unit repurchases (2)	(17)	—	—	—	(17)	—	—	—	—	—	(17)
Acquisition of interest (5)	—	—	—	—	—	—	—	—	—	140	140
Balance as at June 30, 2021	$2,258	$44	$107	$(179)	$2,230	$1,978	$—	$15	$—	$6,973	$11,196
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
(4)See Note 2 and Note 19 for additional information on BBUC exchangeable shares.
(5)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Six Months Ended June 30,
(US$ MILLIONS)	Notes	2022	2021
Operating Activities
Net income (loss)		$313	$1,738
Adjusted for the following items:
Equity accounted earnings, net of distributions		1	(4)
Impairment reversal (expense), net	10	(78)	201
Depreciation and amortization expense		1,488	1,095
Gain on acquisitions/dispositions, net	8	—	(1,823)
Provisions and other items		325	11
Deferred income tax expense (recovery)		(412)	(115)
Changes in non-cash working capital, net	24	(1,413)	(285)
Cash from operating activities		224	818
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		11,366	2,430
Repayment of non-recourse subsidiary borrowings of the partnership		(4,082)	(2,500)
Proceeds from corporate borrowings		651	260
Repayment of corporate borrowings		(290)	(443)
Proceeds from other financing		23	97
Repayment of other financing		(50)	(57)
Proceeds from (repayment of) other credit facilities, net		265	(69)
Lease liability repayment		(185)	(127)
Capital provided by others who have interests in operating subsidiaries	19	2,787	1,357
Capital paid to others who have interests in operating subsidiaries		—	(1,287)
Partnership units repurchased	19	(78)	(17)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(23)	(18)
Distributions to Special LP Unitholder	19	(78)	—
Distributions to others who have interests in operating subsidiaries	19	(1,447)	(1,279)
Cash from (used in) financing activities		8,859	(1,653)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(7,657)	(242)
Property, plant and equipment and intangible assets		(791)	(556)
Equity accounted investments	13	(126)	(4)
Financial assets and other		(1,730)	(1,815)
Dispositions
Subsidiaries, net of cash disposed		—	349
Property, plant and equipment and intangible assets		51	42
Equity accounted investments	13	—	325
Financial assets and other		1,777	1,645
Net settlement of hedges		141	4
Restricted cash and deposits		(880)	396
Cash from (used in) investing activities		(9,215)	144
Cash and cash equivalents
Change during the period		(132)	(691)
Impact of foreign exchange		(57)	24
Balance, beginning of year		2,588	2,743
Balance, end of period		$2,399	$2,076
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended
June 30, 2022 and 2021
NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, “the partnership”) is an owner and operator of services and industrials operations (“the Business”) on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or “Brookfield” or the “parent company”). Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is a managing general partnership interest in Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in services and industrials operations. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by the public and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders”, unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
Brookfield Business Corporation
On March 15, 2022, the partnership completed a special distribution whereby holders of LP Units and GP Units of record as of March 7, 2022 (the “Record Date”) received one BBUC exchangeable share, for every two Units held (the “special distribution”).
Immediately prior to the special distribution, the partnership received BBUC exchangeable shares through a distribution of BBUC exchangeable shares by the Holding LP (the “Holding LP Distribution”) to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 35 million BBUC exchangeable shares and (ii) the partnership received approximately 38 million BBUC exchangeable shares, which it subsequently distributed to its unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of LP Units, excluding Brookfield, held approximately 35.3% of the issued and outstanding BBUC exchangeable shares, (ii) Brookfield and its affiliates held approximately 64.7% of the issued and outstanding BBUC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75% voting interest in BBUC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BBUC. The class C shares entitle the partnership to all of the residual value in BBUC after payment in full of the amount due to holders of BBUC exchangeable shares and class B shares.
The partnership directly and indirectly controlled BBUC prior to the special distribution and continues to control BBUC subsequent to the special distribution through its interests in BBUC. The exchangeable shares are listed on the NYSE and the TSX under the symbol “BBUC”.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2021, except for the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2021 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited, on behalf of the partnership, and authorized for issue on August 5, 2022.
Revision of Comparatives
The partnership presented depreciation and amortization expense within direct operating costs, whereas it was previously presented as a separate line labeled depreciation and amortization expense on the unaudited interim condensed consolidated statements of operating results. The partnership reclassified prior period amounts to reflect this change. This reclassification increased direct operating costs by $553 million and $1,095 million for the three and six months ended June 30, 2021, respectively, with equal and offsetting decreases in the depreciation and amortization expense line item. This reclassification had no impact on revenues, net income (loss), or earnings (loss) per limited partner unit.
(i)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s annual consolidated financial statements as at and for the year ended December 31, 2021. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments since December 31, 2021.
(b)New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022.
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The partnership adopted these amendments on January 1, 2022 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022 and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(c)Future changes in accounting policies
(i)Insurance contracts
In May 2017, the IASB published IFRS 17, Insurance contracts (“IFRS 17”) a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance contracts. The adoption of IFRS 17 is mandatory for annual periods beginning on or after January 1, 2023.
The measurement approach under IFRS 17 is based on the following:
•fulfillment cash flows which comprise:
◦a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract;
◦the effect of the time value of money; and
◦a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows;
•a contractual service margin which represents the unearned profit in a contract and that is recognized in profit or loss over time as the insurance coverage is provided.
There will also be a new financial statement presentation for insurance contracts and additional disclosure requirements.
IFRS 17 requires the partnership to distinguish between groups of contracts expected to be profit-making and groups of contracts expected to be onerous. IFRS 17 is to be applied retrospectively to each group of insurance contracts. If full retrospective application to a group of contracts is impracticable, the modified retrospective or fair value method may be used. The partnership is currently assessing the impact of IFRS 17 on its financial statements.
(ii)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
(iii)Amendments to IAS 12 – Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The partnership is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the partnership.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
(a)Acquisitions completed in the six months ended June 30, 2022
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, contingent consideration and non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services	Total (1)
Cash (2)	$994	$6,493	$7,487
Other non-cash consideration	57	29	86
Total consideration	$1,051	$6,522	$7,573

Cash and cash equivalents	$158	$82	$240
Accounts receivable and other, net	38	461	499
Inventory, net	—	171	171
Property, plant and equipment	4	367	371
Intangible assets	646	4,377	5,023
Goodwill	375	1,459	1,834
Deferred income tax assets	9	4	13
Financial assets	4,525	5	4,530
Equity accounted investments and other assets	—	359	359
Accounts payable and other	(39)	(451)	(490)
Non-recourse borrowings in subsidiaries of the partnership	(4,471)	—	(4,471)
Deferred income tax liabilities	(194)	(312)	(506)
Net assets acquired before non-controlling interests	$1,051	$6,522	$7,573
Non-controlling interests acquired	—	—	—
Net assets acquired	$1,051	$6,522	$7,573
__________________________________________
(1)The fair values of acquired assets, assumed liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.
(2)Cash consideration includes $250 million and $979 million of equity from the partnership in the business services and infrastructure services segments, respectively.
Business services
La Trobe Financial Services Pty Limited (“La Trobe”)
On May 31, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in La Trobe, an Australian residential mortgage lender, for total consideration of $1.1 billion, inclusive of $17 million of non-cash consideration and $40 million of contingent consideration payable to the former shareholder if certain performance targets are met. The partnership’s economic interest of 30% was acquired for equity consideration of $250 million. The partnership received 100% of the voting rights in La Trobe, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
Goodwill of $375 million was recognized and represents the growth the partnership expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $646 million were acquired as part of the transaction, comprising management contract rights, mortgage broker channel, computer software and brand name. Other items include $4.5 billion of loans receivable, $4.5 billion of borrowings and $194 million of deferred tax liabilities. Transaction costs of approximately $8 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results.
The partnership’s results from operations for the period ended June 30, 2022 include revenues of $33 million and $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $165 million and net income of $20 million attributable to the partnership for the six months ended June 30, 2022.
Infrastructure services
Scientific Games, LLC (“Scientific Games”)
On April 4, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in Scientific Games, a service provider to government sponsored lottery programs game design, distribution, systems and terminals, and turnkey technology solutions. Total consideration was $5.8 billion, comprising $2.5 billion of equity, $3.3 billion of debt and $29 million of contingent consideration payable to the former shareholder if certain performance targets are met. The partnership will hold a 36% economic interest in the equity of Scientific Games after a portion of the partnership’s economic interest may be syndicated to institutional partners. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes
Goodwill of $1.1 billion was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes. Intangible assets of $4.1 billion acquired as part of the transaction which primarily comprised customer relationships, brand names, and software. Other items include $61 million of cash and cash equivalents, $169 million of inventory, $593 million of net other assets and $234 million of deferred tax liabilities. Transaction costs of approximately $16 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results. Non-controlling interests of $1.6 billion attributable to institutional partners were recognized and measured at fair value.
The partnership’s results from operations for the period ended June 30, 2022 include revenues of $260 million and $29 million of net loss attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $518 million and net loss of $27 million attributable to the partnership for the six months ended June 30, 2022.
BHI Energy
On May 27, 2022, the partnership’s nuclear technology services operations acquired 100% economic interest in BHI Energy for total consideration of $741 million. The partnership received 100% of voting rights through its nuclear technology services operations, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $325 million of intangible assets, $21 million of cash and cash equivalents, $153 million of net other assets and $78 million of deferred tax liabilities. Goodwill of $320 million was recognized and represents growth the partnership’s nuclear technology services operations expect to experience from the operations. Transaction costs of approximately $4 million were recorded as other expenses in the unaudited interim condensed consolidated statements of operating results. Non-controlling interests of $122 million attributable to institutional partners were recognized and measured at fair value.
The partnership’s results from operations for the period ended June 30, 2022 include revenues of $75 million and $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2022, the partnership would have recorded revenues of $570 million and net loss of $2 million attributable to the partnership for the six months ended June 30, 2022.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(b)Acquisitions completed in 2021
The following table summarizes the consideration transferred, assets acquired, liabilities assumed and non-controlling interests recognized at the applicable acquisition dates for significant acquisitions. The consideration transferred reflects the partnership’s equity contribution, debt raised alongside institutional partners to fund the acquisition, contingent consideration and non-cash consideration:

(US$ MILLIONS)	Business services	Infrastructure services (1)	Industrials (1)	Total
Cash (2)	$219	$4,806	$4,040	$9,065
Non-cash consideration	—	19	—	19
Contingent consideration	63	—	358	421
Total consideration	$282	$4,825	$4,398	$9,505

Cash and cash equivalents	$11	$100	$165	$276
Accounts receivable and other, net	52	412	304	768
Inventory, net	—	104	484	588
Property, plant and equipment	56	1,967	467	2,490
Intangible assets	84	1,940	2,509	4,533
Goodwill	290	1,740	1,821	3,851
Equity accounted investments and other assets	9	5	28	42
Accounts payable and other	(96)	(839)	(769)	(1,704)
Non-recourse borrowings in subsidiaries of the partnership	(103)	(27)	(2)	(132)
Deferred income tax liabilities	(21)	(577)	(599)	(1,197)
Net assets acquired before non-controlling interests	$282	$4,825	$4,408	$9,515
Non-controlling interests acquired	—	—	(10)	(10)
Net assets acquired	$282	$4,825	$4,398	$9,505
__________________________________________
(1)The fair values of acquired assets, assumed liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.
(2)Cash consideration includes $80 million, $581 million and $500 million of equity from the partnership in the business services, infrastructure services and industrials segments, respectively.
Business services
Everise Holdings Pte Ltd. (“Everise”)
On January 8, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Everise, a customer management solutions provider that specializes in managing customer interactions for large global healthcare and technology clients primarily based in the U.S. Total consideration was $282 million, comprising $219 million of equity and $63 million of contingent consideration related to the achievement of near-term performance targets payable to the former shareholders. The partnership’s economic interest of 36% was acquired for equity consideration of $80 million. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $84 million of intangible assets, net other assets of $11 million and $103 million of non-recourse borrowings. Goodwill of $290 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Non-controlling interests of $139 million attributable to institutional partners were recognized and measured at fair value. Transaction costs of $7 million were recorded as other expenses in the 2021 consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
Industrials
Aldo Componentes Eletrônicos LTDA (“Aldo”)
On August 31, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Aldo, a leading distributor of solar power solutions for the distributed generation market in Brazil for total consideration of $623 million, comprising $295 million of equity and $328 million of contingent consideration payable to the former shareholder once certain performance targets have been met. The determination of the final settlement amount ranges from $nil to $340 million. The partnership’s economic interest was 35% comprising $104 million of cash consideration. The partnership received 100% of the voting rights, which provided the partnership with control. Accordingly, the partnership has consolidated the business for financial reporting purposes.
The acquisition contributed $297 million of intangible assets, $59 million of cash and cash equivalents, $48 million of inventory, $100 million of deferred tax liabilities, and net other liabilities of $100 million. Goodwill of $419 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Non-controlling interests of $191 million attributable to institutional partners were recognized and measured at fair value.
DexKo Global Inc. (“DexKo”)
On October 4, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in DexKo, a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers, and a related acquisition shortly thereafter that was not significant to the partnership. Total consideration was $3.8 billion, comprising $1.1 billion of equity, $2.6 billion of debt, and $30 million of contingent consideration payable to former shareholders related to the realization of tax savings from the utilization of certain tax deductions which arose in connection with the acquisition. The partnership’s economic interest of 35% was acquired for equity consideration of $396 million. A portion of the partnership’s economic interest was syndicated to institutional partners, which reduced the partnership’s economic interest to 34% at June 30, 2022. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.4 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $2.2 billion were acquired as part of the transaction, primarily comprised customer relationships, proprietary technology and patents and trademarks. Transaction costs of approximately $9 million were recorded as other expenses in the 2021 consolidated statements of operating results. Non-controlling interests of $761 million primarily attributable to institutional partners were recognized and measured at fair value.
Infrastructure services
Modulaire Investments 2 S.à r.l. (“Modulaire”)
On December 15, 2021, the partnership, together with institutional partners, acquired a 100% economic interest in Modulaire, a provider of modular building leasing services in Europe and Asia-Pacific for total consideration of $4.8 billion, comprising $1.6 billion of equity, $3.2 billion of debt, and $19 million of non-cash consideration. The partnership’s economic interest of 36% was acquired for equity consideration of $581 million. A portion of the partnerships economic interest was syndicated to institutional partners, which reduced the partnership’s economic interest to 28% at June 30, 2022. The partnership received 100% of the voting rights, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $1.7 billion was recognized and represents the growth the partnership expects to experience from the integration of the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $1.9 billion that were acquired as part of the transaction, primarily comprised customer relationships and brand names. Transaction costs of approximately $23 million were recorded as other expenses in the 2021 consolidated statements of operating results. Non-controlling interests of $1.0 billion attributable to institutional partners were recognized and measured at fair value.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2020 and December 31, 2019 and for the three and nine months ended
September 30, 2020 and 2019
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the details of financial instruments and their associated financial instrument classifications as at June 30, 2022:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,399	$2,399
Accounts and other receivable, net (current and non-current)	—	—	6,649	6,649
Other assets (current and non-current) (1)	—	—	436	436
Financial assets (current and non-current) (2)	615	5,504	7,064	13,183
Total	$615	$5,504	$16,548	$22,667
Financial liabilities
Accounts payable and other (current and non-current) (2) (3)	$567	$283	$11,210	$12,060
Borrowings (current and non-current)	—	—	40,493	40,493
Total	$567	$283	$51,703	$52,553
____________________________________
(1)Excludes prepayments, subrogation recoverable, deferred policy acquisition costs and other assets of $1,704 million.
(2)Refer to Hedging Activities in Note 4 (a) below.
(3)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $7,951 million.
Included in cash and cash equivalents as at June 30, 2022 was $1,922 million of cash (December 31, 2021: $2,180 million) and $477 million of cash equivalents (December 31, 2021: $408 million).
Included in financial assets (current and non-current) as at June 30, 2022 was $1,070 million (December 31, 2021: $1,369 million) of equity instruments and $4,054 million (December 31, 2021: $4,697 million) of debt instruments designated as measured at fair value through other comprehensive income.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2021:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,588	$2,588
Accounts and other receivable, net (current and non-current)	—	—	5,638	5,638
Other assets (current and non-current) (1)	—	—	478	478
Financial assets (current and non-current) (2)	518	6,243	1,789	8,550
Total (3)	$518	$6,243	$10,493	$17,254
Financial liabilities
Accounts payable and other (2) (4)	$640	$220	$10,847	$11,707
Borrowings (current and non-current)	—	—	29,076	29,076
Total	$640	$220	$39,923	$40,783
____________________________________
(1)Excludes prepayments, subrogation recoverable and other assets of $1,369 million.
(2)Refer to Hedging Activities in Note 4(a) below.
(3)Total financial assets include $5,200 million of assets pledged as collateral.
(4)Includes derivative liabilities and excludes provisions, decommissioning liabilities, deferred revenues, unearned premium reserve, work in progress, post-employment benefits, liabilities held for sale and various taxes and duties of $7,929 million.
(a)Hedging activities
Net investment hedges
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and six months ended June 30, 2022, a pre-tax net gain of $332 million and $233 million, respectively (June 30, 2021: net loss of $110 million and net gain of $57 million, respectively) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at June 30, 2022, there was a derivative asset balance of $174 million (December 31, 2021: $87 million) and a derivative liability balance of $75 million (December 31, 2021: $58 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of oil, lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and six months ended June 30, 2022, a pre-tax net gain of $14 million and $135 million, respectively (June 30, 2021: net loss of $35 million and net gain of $32 million, respectively) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at June 30, 2022, there was a derivative asset balance of $206 million (December 31, 2021: $89 million) and derivative liability balance of $208 million (December 31, 2021: $162 million) relating to the derivative contracts designated as cash flow hedges.
Derivative instruments not designated in a hedging relationship are measured at fair value, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $282 million (December 31, 2021: $297 million) of financial assets and $302 million (December 31, 2021: $498 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
There were no transfers between levels during the three and six months ended June 30, 2022. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at June 30, 2022 and December 31, 2021:

	June 30, 2022			December 31, 2021
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$668	$—	$—	$865	$—	$—
Corporate and government bonds	73	3,306	—	43	3,956	—
Derivative assets	17	594	—	2	300	—
Other financial assets (1)	491	688	282	586	712	297
	$1,249	$4,588	$282	$1,496	$4,968	$297
Financial liabilities
Derivative liabilities	$63	$485	$17	$14	$348	$19
Other financial liabilities (2)	—	—	285	—	—	479
	$63	$485	$302	$14	$348	$498
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily secured debentures and non-listed equity instruments.
(2)Includes $247 million (December 31, 2021: $411 million) of contingent consideration payable between 2022 and 2024 in relation to the acquisition of subsidiaries. Refer to Note 3 for further information.
The following table presents the change in the balance of financial assets classified as Level 3 as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Balance at beginning of period	$297	$341
Fair value change recorded in net income	(4)	(5)
Fair value change recorded in other comprehensive income	(2)	17
Additions	76	121
Disposals	(82)	(172)
Foreign currency translation and other	(3)	(5)
Balance at end of period	$282	$297
The following table presents the change in the balance of financial liabilities classified as Level 3 as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Balance at beginning of period	$498	$11
Fair value change recorded in net income	2	3
Additions	83	510
Disposals	(308)	(5)
Foreign currency translation and other	27	(21)
Balance at end of period	$302	$498

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(b)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at June 30, 2022, $nil of financial assets (December 31, 2021: $nil) and $24 million of financial liabilities (December 31, 2021: $16 million) were offset in the unaudited interim condensed consolidated statements of financial position.
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Current
Marketable securities	$979	$1,262
Restricted cash	1,157	224
Derivative contracts	240	179
Loans and notes receivable	171	211
Other financial assets (1)	124	138
Total current	$2,671	$2,014
Non-current
Marketable securities	$2,902	$3,601
Restricted cash	262	297
Derivative contracts	371	123
Loans and notes receivable	5,329	936
Other financial assets (1)	1,648	1,579
Total non-current	$10,512	$6,536
____________________________________
(1)Other financial assets include secured debentures, asset backed securities and preferred shares in the partnership’s business services segment.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Current, net	$5,905	$4,945
Non-current, net
Accounts receivable	61	60
Retainer on customer contract	47	61
Billing rights	636	572
Total non-current, net	$744	$693
Total	$6,649	$5,638
Non-current billing rights primarily represent unbilled rights arising at the partnership’s water and wastewater operations in Brazil from revenues earned from the construction on public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts receivable balance as at June 30, 2022 was $213 million (December 31, 2021: $231 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Raw materials and consumables	$1,419	$1,340
Fuel products (1)	857	727
Work in progress	817	723
RTFO certificates (2)	525	391
Finished goods and other (3)	1,856	1,331
Carrying amount of inventories	$5,474	$4,512
____________________________________
(1)Fuel products that are traded in active markets are purchased with a view to resell in the near future. As a result, these stocks of fuel products are recorded at fair value based on quoted market prices.
(2)RTFO certificates held for trading as at June 30, 2022 had a fair value of $nil (December 31, 2021: $nil). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.
(3)Finished goods and other are mainly composed of finished goods inventory in the infrastructure services and industrials segments.
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the three and six months ended June 30, 2022
For the three and six months ended June 30, 2022, the partnership did not recognize any net gains or losses on dispositions in the unaudited interim condensed consolidated statements of operating results.
For the three months ended June 30, 2022, the partnership realized proceeds from the disposition of an investment in securities measured at FVOCI. The realized proceeds of $19 million related to these securities was recorded in gain (loss) on acquisitions/dispositions, net recorded in equity in the business services segment measure of profit or loss, refer to Note 23.
(b)Dispositions completed in the three and six months ended June 30, 2021
For the three and six months ended June 30, 2021, the partnership recognized a net gain on dispositions of $16 million and $1,823 million, respectively, primarily related to the transactions described below.
On January 14, 2021, the partnership, together with institutional partners, sold 20 million common shares of its investment in its graphite electrode operations as part of a block trade transaction for total proceeds of $214 million. The transaction decreased the partnership’s voting interest in the investment to 48% but did not result in a loss of control. The partnership recorded a pre-tax gain of $239 million in the unaudited interim condensed consolidated statements of changes in equity, of which $82 million attributable to the partnership was recorded in gain (loss) on acquisitions/dispositions, net recorded in equity in the industrials segment measure of profit or loss, refer to Note 23.
On March 1, 2021, the partnership, together with institutional partners, sold an additional 30 million common shares of its graphite electrode operations as part of a block trade for total proceeds of $350 million, which decreased the partnership’s voting interest to 37% and resulted in the deconsolidation of its investment. The partnership retained significant influence and continued to account for its 13% economic ownership in the investment using the equity method. As a result of the loss of control, a pre-tax gain of $1,764 million was recorded in the unaudited interim condensed consolidated statements of operating results. The partnership’s share of the total pre-tax gain recorded in gain (loss) on acquisitions/dispositions was $609 million. The gain on deconsolidation was calculated as the fair value of the interest retained by the partnership, together with institutional investors, in shares of the investment, cash proceeds received on the sale of shares to third parties, net of the derecognition of net assets and non-controlling interests in the graphite electrode operations.
In May 2021, the partnership sold 11.3 million common shares of its graphite electrode operations through two block trade transactions for pre-tax proceeds of approximately $150 million. The transactions decreased the partnership’s economic ownership to 8%. The partnership recorded a pre-tax gain of $5 million in the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
Additionally, the partnership recognized a pre-tax gain of $41 million in the first quarter of 2021 from the disposition of a portion of the partnership’s investment in public securities. The prior period unrealized fair value changes of $169 million related to these securities were recorded in gain (loss) on acquisitions/dispositions, net recorded in equity in the industrials segment measure of profit of loss.
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Current
Work in progress (1)	$436	$478
Prepayments and other assets	1,087	872
Assets held for sale	71	9
Total current	$1,594	$1,359
Non-current
Prepayments and other assets	546	488
Total non-current	$546	$488
____________________________________
(1)See Note 15 for additional information.
NOTE 10. PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Gross carrying amount
Balance at beginning of period	$20,342	$18,004
Additions (cash and non-cash)	893	1,419
Dispositions	(183)	(1,173)
Acquisitions through business combinations (1)	439	2,518
Transfers and assets reclassified as held for sale	(184)	(139)
Foreign currency translation and other	(780)	(287)
Balance at end of period	$20,527	$20,342
Accumulated depreciation and impairment
Balance at beginning of period	$(5,017)	$(4,022)
Depreciation/depletion/impairment expense (2)	(682)	(1,680)
Dispositions	111	553
Transfers and assets reclassified as held for sale	114	103
Foreign currency translation and other	119	29
Balance at end of period	$(5,355)	$(5,017)
Net book value (3)	$15,172	$15,325
____________________________________
(1)See Note 3 for additional information.
(2)Includes a $206 million impairment reversal related to the partnership’s natural gas production operation as a result of a change in estimate of future natural gas prices.
(3)Includes right-of-use assets of $1,443 million as at June 30, 2022 (December 31, 2021: $1,551 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
NOTE 11. INTANGIBLE ASSETS

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Gross carrying amount
Balance at beginning of period	$17,128	$12,874
Additions	210	322
Dispositions	—	(155)
Acquisitions through business combinations (1)	5,111	4,536
Assets reclassified as held for sale	—	—
Foreign currency translation	(338)	(449)
Balance at end of period	$22,111	$17,128
Accumulated amortization and impairment
Balance at beginning of period	$(2,322)	$(1,613)
Amortization/impairment expense	(616)	(841)
Dispositions	—	73
Foreign currency translation	47	59
Balance at end of period	$(2,891)	$(2,322)
Net book value	$19,220	$14,806
____________________________________
(1)See Note 3 for additional information.
NOTE 12. GOODWILL

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Balance at beginning of period	$8,585	$5,244
Acquisitions through business combinations (1)	1,850	3,967
Impairment (2)	(111)	(175)
Dispositions (3)	—	(171)
Foreign currency translation	(417)	(280)
Balance at end of period	$9,907	$8,585
____________________________________
(1)See Note 3 for additional information.
(2)Relates to a goodwill impairment loss of $111 million at the partnership’s offshore oil services operations (2021: $175 million).
(3)Relates to the deconsolidation of the partnership’s graphite electrode operations on March 1, 2021. Refer to Note 8 for additional information.
During the three months ended June 30, 2022, the partnership recorded a goodwill impairment loss of $111 million within the infrastructure services segment. The impairment is related to the partnership’s investment in offshore oil services and is a result of changes in forecasted cash flow assumptions. The recoverable amount calculated to assess goodwill impairment was based on an estimate of fair value less costs of disposal contemplated using a discounted cash flow analysis incorporating significant unobservable inputs. The estimates regarding expected future cash flows and discount rates are Level 3 fair value inputs based on various assumptions including existing contracts, future vessel redeployment rates, financial forecasts and industry trends.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
NOTE 13. EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Balance at beginning of year	$1,480	$1,690
Acquisitions through business combinations	339	20
Additions	126	430
Impairment losses	—	(29)
Dispositions	—	(534)
Share of net income	91	13
Share of other comprehensive income (loss)	(1)	(16)
Distributions received	(92)	(89)
Foreign currency translation	(3)	(5)
Balance at end of period	$1,940	$1,480
On May 31, 2022, the partnership completed the acquisition of a 23% economic interest in CUPA Finance, S.L. (“Cupa”) for consideration of $100 million. The partnership has joint control over Cupa and has accounted for its investment as an equity accounted investment.
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Current
Accounts payable	$3,979	$3,665
Accrued and other liabilities (1) (2)	5,338	4,977
Lease liabilities	311	312
Financial liabilities (3)	510	316
Unearned premiums reserve (4)	615	620
Work in progress (5)	1,377	1,397
Provisions and decommissioning liabilities	473	563
Liabilities held for sale	41	—
Total current	$12,644	$11,850
Non-current
Accounts payable	$104	$119
Accrued and other liabilities (2)	1,570	1,556
Lease liabilities	1,179	1,293
Financial liabilities (3)	2,061	2,159
Unearned premiums reserve (4)	1,564	1,608
Work in progress (5)	13	1
Provisions and decommissioning liabilities (5)	876	1,050
Total non-current	$7,367	$7,786
____________________________________
(1)Includes bank overdrafts of $870 million as at June 30, 2022 (December 31, 2021: $727 million).
(2)Includes post-employment benefits of $775 million ($14 million current and $761 million non-current) as at June 30, 2022 and $771 million ($20 million current and $751 million non-current) as at December 31, 2021.
(3)Includes financial liabilities of $1,644 million ($62 million current and $1,582 million non-current) as at June 30, 2022 and $1,732 million ($66 million current and $1,666 million non-current) as at December 31, 2021 related to the sale and leaseback of hospitals.
(4)See Note 25 for additional information.
(5)See Note 15 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
NOTE 15. CONTRACTS IN PROGRESS
A summary of the partnership’s contracts in progress is presented below:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Contract costs incurred to date	$20,147	$21,381
Profit recognized to date (less recognized losses)	1,843	1,783
	21,990	23,164
Less: progress billings	(22,944)	(24,084)
Contract work in progress (liability)	$(954)	$(920)
Comprising:
Amounts due from customers – work in progress	$436	$478
Amounts due to customers – creditors	(1,390)	(1,398)
Net work in progress	$(954)	$(920)
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in euros, sterling, Australian, U.S. or Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA EURIBOR, CDOR, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. During the quarter, the partnership increased the availability on the bilateral credit facilities by $225 million. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2027. The balance drawn on the bilateral credit facility at June 30, 2022 was $1,981 million (December 31, 2021: $1,619 million).
The partnership had $1.0 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) at June 30, 2022. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The credit facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at June 30, 2022, the credit facility remained undrawn.
The partnership is currently in compliance with all material covenant requirements of its corporate borrowings, and continues to monitor performance against such covenant requirements.
Refer to Note 17 for further details on the Deposit Agreement with Brookfield. As at June 30, 2022, there were no funds on deposit from Brookfield (December 31, 2021: $nil).
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings of the partnership as at June 30, 2022 were $3,121 million and $35,391 million, respectively (December 31, 2021: $2,062 million and $25,395 million, respectively).
Some of the partnership’s businesses have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. All of the partnership’s subsidiaries are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
During the quarter, the partnership’s offshore oil services operations entered into extension agreements with certain asset-level secured creditors and engaged in discussions with secured lenders to address its secured debt. Subsequent to quarter-end, the offshore oil services operations opted not to make an interest payment due on July 15, 2022 for certain unsecured bonds and elected to enter into a 30-day grace period for this interest payment.
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties at exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with the parent company
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at June 30, 2022, $nil (December 31, 2021: $nil) was drawn on the credit facilities under the Brookfield Credit Agreement.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at June 30, 2022, the amount of the deposit from Brookfield was $nil (December 31, 2021: $nil). For the three and six months ended June 30, 2022, the partnership recorded interest expense of $nil and $nil, respectively (June 30, 2021: interest expense of $2 million and $4 million, respectively) on these deposits.
The partnership has a commitment agreement with Brookfield, whereby Brookfield agreed to subscribe for up to $1.5 billion of preferred equity securities of the partnership and its subsidiaries. The preferred equity securities bear fixed preferential cumulative dividends or distributions at 6% per annum and are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. As at June 30, 2022, the amount subscribed from Brookfield was $nil.
Holding LP pays Brookfield a quarterly base management fee, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other service recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a service recipient, less all cash held by such entities. The base management fee for the three and six months ended June 30, 2022 was $23 million and $47 million, respectively (June 30, 2021: $23 million and $41 million).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and six months ended June 30, 2022 was $nil (June 30, 2021: $79 million).
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for the receipt of payments relating to such contracts.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
In the prior year, the partnership’s residential mortgage insurer committed to invest a total of $50 million into a private credit real estate fund managed by Brookfield over a period of two years. As of June 30, 2022, $9 million of the total commitment was invested.
(b)Other
The following tables summarize other transactions the partnership has entered into with related parties:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2022	2021	2022	2021
Transactions during the period
Business services revenues (1)	$62	$133	$141	$287
____________________________________
(1) Within the business services segment, the partnership provides construction services to affiliates of Brookfield.

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Balances at end of period
Accounts and other receivable, net	133	138
Accounts payable and other (1)	552	549
Non-recourse borrowings in subsidiaries of the partnership	56	56
____________________________________
(1)Includes $345 million (December 31, 2021: $326 million) related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operations.
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instruments positions as at June 30, 2022 and December 31, 2021 were as follows:

	June 30, 2022		December 31, 2021
(US$ MILLIONS)	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign exchange contracts	$298	$191	$184	$129
Cross currency swaps	5	2	5	1
Interest rate derivatives	260	129	62	179
Equity derivatives	2	17	11	19
Commodities contracts	46	226	40	53
Total	$611	$565	$302	$381
Total current	$240	$356	$179	$160
Total non-current	$371	$209	$123	$221
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by public unitholders and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, and BBUC exchangeable shares held by public shareholders and Brookfield, collectively, “Units” or “Unitholders” as described in Note 1, and $15 million of preferred shares held by Brookfield. As at June 30, 2022, Brookfield owns approximately 65.5% of the partnership on a fully exchanged basis.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
For the three and six months ended June 30, 2022, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units, and BBUC Exchangeable Shares of $14 million and $23 million, respectively, or approximately $0.0625 per Unit (June 30, 2021: $9 million and $18 million, or approximately $0.0625 per Unit). For the three and six months ended June 30, 2022, the partnership made distributions to others who have interests in the operating subsidiaries of $869 million and $1,451 million, respectively (June 30, 2021: $482 million and $1,280 million, respectively), primarily as a result of the dividend distribution received from a non-recourse financing related to the partnership’s investment in its nuclear technology services operations.
(a)GP Units and LP Units
LP Units entitle the holder to its proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim consolidated statements of financial position.
The table below provides a continuity of GP Units and LP Units outstanding for the period ended June 30, 2022:

UNITS	GP Units	LP Units	Total
Balance as at January 1, 2022	4	77,085,493	77,085,497
Repurchased and canceled	—	(2,525,490)	(2,525,490)
Conversion from BBUC exchangeable shares	—	50,825	50,825
Balance as at June 30, 2022	4	74,610,828	74,610,832
The weighted average number of LP Units for the three and six months ended June 30, 2022 was 75.3 million and 76.0 million, respectively (June 30, 2021: 78.6 million and 78.7 million, respectively).
During the six months ended June 30, 2022, the partnership repurchased and canceled 2,525,490 LP Units (June 30, 2021: 447,871 LP Units).
Net income attributable to limited partnership unitholders for the three and six months ended June 30, 2022 was $49 million and $63 million, respectively (June 30, 2021: net loss of $50 million and net income of $231 million, respectively).
(b)Redemption-Exchange Units
The table below provides a continuity of Redemption-Exchange Units outstanding for the period ended June 30, 2022:

UNITS	Redemption-Exchange Units
Balance as at January 1, 2022	69,705,497
Repurchased and canceled	—
Balance as at June 30, 2022	69,705,497
As at June 30, 2022, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield. Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity in accordance with IAS 32.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the period ended June 30, 2022:

SHARES	BBUC exchangeable shares
Balance as at January 1, 2022	—
Special distribution	73,088,510
Converted to class C shares	(80,425)
Converted to LP Units	(50,825)
Balance as at June 30, 2022	72,957,260
On March 15, 2022, the partnership completed a special distribution whereby Unitholders as of the Record Date received one BBUC exchangeable share, for every two Units held. The special distribution resulted in the issuance of 73 million exchangeable shares to public unitholders and Brookfield. Both the LP Units and GP Units issued by the partnership and the BBUC exchangeable shares issued by BBUC have the same economic attributes in all respects, except as noted below.
Each BBUC exchangeable share is exchangeable at the option of the holder for one LP Unit (subject to adjustment to reflect certain capital events) or for cash in an amount equal to the market value of one of the partnership’s LP Units. The partnership may elect to satisfy the exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of LP Units or its cash equivalent. The partnership intends to satisfy any exchange requests on the BBUC exchangeable shares through the delivery of LP Units rather than cash. The BBUC exchangeable shares are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this exchange right is subject to the partnership’s right, at its sole discretion, to satisfy the exchange request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the BBUC exchangeable shares are classified as equity in accordance with IAS 32.
During the six months ended June 30, 2022, there were 50,825 exchanges of BBUC exchangeable shares into LP Units.
(d)Incentive distribution to Special LP Unitholder
In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following completion of the special distribution.
During the three months ended June 30, 2022, the volume-weighted average price was $24.14 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil (June 30, 2021: $79 million).
(e)Preferred shares held by Brookfield
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of its redemption value per annum as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of its issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2022	$(252)	$76	$23	$(153)
Other comprehensive income (loss)	(33)	(73)	37	(69)
Ownership changes	3	—	1	4
Issuance of BBUC exchangeable shares (2)	67	(15)	(5)	47
Balance as at June 30, 2022	$(215)	$(12)	$56	$(171)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
(2)In connection with to the special distribution of BBUC, $47 million of accumulated other comprehensive income (loss) was reallocated to class A shares of BBUC. Refer to Note 1 for further details.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2021	$(144)	$52	$(88)	$(180)
Other comprehensive income (loss)	4	19	16	39
Ownership changes	(38)	(1)	1	(38)
Balance as at June 30, 2021	$(178)	$70	$(71)	$(179)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Details of the allocation of costs incurred by Brookfield on behalf of the partnership are disclosed in Note 17. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and six months ended June 30, 2022 and 2021. Comparative figures have been reclassified to conform the current period’s presentation as described in Note 2 (a):

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2022	2021	2022	2021
Inventory costs	$9,838	$7,357	$18,591	$13,421
Subcontractor and consultant costs	812	911	1,553	1,660
Concession construction materials and labor costs	81	51	160	84
Depreciation and amortization expense	786	553	1,488	1,095
Compensation	1,287	980	2,496	1,971
Other direct costs	870	697	1,981	1,296
Total	$13,674	$10,549	$26,269	$19,527
Expected credit loss provisions on financial assets are included within other direct costs.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
NOTE 22. REVENUES
(a)Revenues by type
The tables below summarize the partnership’s segment revenues by type of revenue for the three and six months ended June 30, 2022:

	Three Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$8,839	$1,444	$3,675	$—	$13,958
Other revenues	306	358	4	—	668
Total revenues	$9,145	$1,802	$3,679	$—	$14,626

	Six Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$16,807	$2,608	$7,341	$—	$26,756
Other revenues	612	722	8	—	1,342
Total revenues	$17,419	$3,330	$7,349	$—	$28,098
The tables below summarize the partnership’s segment revenues by type of revenue for the three and six months ended June 30, 2021:

	Three Months Ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$7,431	$877	$2,547	$—	$10,855
Other revenues	248	128	4	—	380
Total revenues	$7,679	$1,005	$2,551	$—	$11,235

	Six Months Ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Revenues by type
Revenues from contracts with customers	$13,094	$1,857	$5,358	$—	$20,309
Other revenues	487	259	9	—	755
Total revenues	$13,581	$2,116	$5,367	$—	$21,064

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2022:

	Three Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$7,906	$493	$3,576	$—	$11,975
Services transferred over a period of time	933	951	99	—	1,983
Total revenues from contracts with customers	$8,839	$1,444	$3,675	$—	$13,958
Other non IFRS 15 revenues	306	358	4	—	668
Total revenues	$9,145	$1,802	$3,679	$—	$14,626

	Six Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$14,963	$917	$7,146	$—	$23,026
Services transferred over a period of time	1,844	1,691	195	—	3,730
Total revenues from contracts with customers	$16,807	$2,608	$7,341	$—	$26,756
Other non IFRS 15 revenues	612	722	8	—	1,342
Total revenues	$17,419	$3,330	$7,349	$—	$28,098
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and six months ended June 30, 2021:

	Three Months Ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$6,303	$239	$2,494	$—	$9,036
Services transferred over a period of time	1,128	638	53	—	1,819
Total revenues from contracts with customers	$7,431	$877	$2,547	$—	$10,855
Other non IFRS 15 revenues	248	128	4	—	380
Total revenues	$7,679	$1,005	$2,551	$—	$11,235

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021

	Six Months Ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Timing of revenue recognition
Goods and services provided at a point in time	$10,967	$661	$5,272	$—	$16,900
Services transferred over a period of time	2,127	1,196	86	—	3,409
Total revenues from contracts with customers	$13,094	$1,857	$5,358	$—	$20,309
Other non IFRS 15 revenues	487	259	9	—	755
Total revenues	$13,581	$2,116	$5,367	$—	$21,064
(c)Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for the three and six months ended June 30, 2022:

	Three Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$5,833	$118	$80	$—	$6,031
United States of America	89	556	1,539	—	2,184
Europe	656	452	774	—	1,882
Australia	1,111	65	43	—	1,219
Canada	938	51	172	—	1,161
Brazil	32	33	511	—	576
Mexico	—	—	226	—	226
Other	180	169	330	—	679
Total revenues from contracts with customers	$8,839	$1,444	$3,675	$—	$13,958
Other revenues	306	358	4	—	668
Total revenues	$9,145	$1,802	$3,679	$—	$14,626

	Six Months Ended June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$10,866	$213	$156	$—	$11,235
United States of America	193	1,001	3,048	—	4,242
Europe	1,481	878	1,610	—	3,969
Australia	2,157	111	76	—	2,344
Canada	1,637	74	348	—	2,059
Brazil	63	60	974	—	1,097
Mexico	—	—	435	—	435
Other	410	271	694	—	1,375
Total revenues from contracts with customers	$16,807	$2,608	$7,341	$—	$26,756
Other revenues	612	722	8	—	1,342
Total revenues	$17,419	$3,330	$7,349	$—	$28,098

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
The tables below summarize the partnership’s segment revenues by geography for the three and six months ended June 30, 2021:

	Three Months Ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$4,603	$89	$38	$—	$4,730
United States of America	77	307	1,023	—	1,407
Europe	717	318	616	—	1,651
Australia	1,193	—	18	—	1,211
Canada	569	21	120	—	710
Brazil	59	20	213	—	292
Mexico	—	—	200	—	200
Other	213	122	319	—	654
Total revenues from contracts with customers	$7,431	$877	$2,547	$—	$10,855
Other revenues	248	128	4	—	380
Total revenues	$7,679	$1,005	$2,551	$—	$11,235

	Six Months Ended June 30, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
United Kingdom	$8,141	$141	$86	$—	$8,368
United States of America	155	684	2,084	—	2,923
Europe	1,020	632	1,385	—	3,037
Australia	2,236	7	30	—	2,273
Canada	1,088	52	255	—	1,395
Brazil	107	23	406	—	536
Mexico	—	—	388	—	388
Other	347	318	724	—	1,389
Total revenues from contracts with customers	$13,094	$1,857	$5,358	$—	$20,309
Other revenues	487	259	9	—	755
Total revenues	$13,581	$2,116	$5,367	$—	$21,064

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition. Material realized disposition gains or losses may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control or through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The tables below provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021

	Three Months Ended June 30, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,476	$706	$1,120	$—	$4,302	$10,324	$14,626
Direct operating costs (2)	(2,292)	(507)	(906)	(6)	(3,711)	(9,177)	(12,888)
General and administrative expenses	(33)	(33)	(33)	(26)	(125)	(185)	(310)
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)(4)	19	—	—	—	19	—	19
Other income (expense), net (5)	—	9	—	—	9	14	23
Interest income (expense), net	(18)	(70)	(81)	(18)	(187)	(369)	(556)
Current income tax (expense) recovery	(14)	(6)	(17)	16	(21)	(54)	(75)
Equity accounted Adjusted EFO (6)	13	25	18	—	56	28	84
Adjusted EFO	151	124	101	(34)	342
Depreciation and amortization expense (2)(7)					(267)	(519)	(786)
Impairment reversal (expense), net					41	37	78
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(19)	—	(19)
Other income (expense), net (5)					(87)	(154)	(241)
Deferred income tax (expense) recovery					163	219	382
Non-cash items attributable to equity accounted investments (6)					(30)	(13)	(43)
Net income (loss)					$143	$151	$294
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $13,674 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $nil as per the unaudited interim condensed consolidated statements of operating results.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $19 million represents the partnership’s economic ownership interest in gains (losses) on disposition related to the sale of a financial asset measured at FVOCI.
(5)The sum of these amounts equates to other income (expense), net of $(218) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $9 million includes $9 million of net gains on the sale of property plant and equipment. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(87) million includes $45 million of net unrealized revaluation losses, $14 million of business separation expenses, stand-up costs and restructuring charges, $19 million of transaction costs and $9 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $41 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three month period ended June 30, 2022, depreciation and amortization expense by segment is as follows: business services $118 million, infrastructure services $340 million, industrials $328 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021

	Six Months Ended June 30, 2022
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$4,768	$1,318	$2,227	$—	$8,313	$19,785	$28,098
Direct operating costs (2)	(4,447)	(908)	(1,787)	(12)	(7,154)	(17,627)	(24,781)
General and administrative expenses	(65)	(62)	(65)	(53)	(245)	(365)	(610)
Gain (loss) on acquisitions / dispositions, net in equity (3)(4)	19	—	—	—	19	—	19
Other income (expense), net (5)	1	(1)	—	—	—	(1)	(1)
Interest income (expense), net	(43)	(117)	(149)	(29)	(338)	(678)	(1,016)
Current income tax (expense) recovery	(22)	(10)	(39)	29	(42)	(112)	(154)
Equity accounted Adjusted EFO (6)	20	43	36	—	99	55	154
Adjusted EFO	231	263	223	(65)	652
Depreciation and amortization expense (2)(7)					(502)	(986)	(1,488)
Impairment reversal (expense), net					41	37	78
Gain (loss) on acquisitions / dispositions, net in equity (3)					(19)	—	(19)
Other income (expense), net (5)					(115)	(201)	(316)
Deferred income tax (expense) recovery					161	251	412
Non-cash items attributable to equity accounted investments (6)					(47)	(16)	(63)
Net income (loss)					$171	$142	$313
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $26,269 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $nil as per the unaudited interim condensed consolidated statements of operating results.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $19 million represents the partnership’s economic ownership interest in gains (losses) on disposition related to the sale of a financial asset measured at FVOCI.
(5)The sum of these amounts equates to other income (expense), net of $(317) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $nil includes $6 million of net realized revaluation losses, $10 million of net gains on the sale of property plant and equipment and $4 million of other expenses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(115) million includes $47 million of net unrealized revaluation losses, $26 million of business separation expenses, stand-up costs and restructuring charges, $28 million of transaction costs and $14 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $91 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the six month period ended June 30, 2022, depreciation and amortization expense by segment is as follows: business services $232 million, infrastructure services $591 million, industrials $665 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021

	Three Months Ended June 30, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,401	$436	$716	$—	$3,553	$7,682	$11,235
Direct operating costs (2)	(2,220)	(325)	(574)	(4)	(3,123)	(6,873)	(9,996)
General and administrative expenses	(41)	(18)	(17)	(30)	(106)	(147)	(253)
Gain (loss) on acquisitions / dispositions, net (3)	—	—	7	—	7	8	15
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)(4)	—	—	163	—	163	—	163
Other income (expense), net (5)	(1)	1	—	—	—	(4)	(4)
Interest income (expense), net	(19)	(38)	(57)	(3)	(117)	(234)	(351)
Current income tax (expense) recovery	(30)	(1)	(32)	12	(51)	(67)	(118)
Equity accounted Adjusted EFO (6)	3	17	10	—	30	17	47
Adjusted EFO	93	72	216	(25)	356
Depreciation and amortization expense (2)(7)					(191)	(362)	(553)
Gain (loss) on acquisitions / dispositions, net (3)					—	1	1
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(163)	—	(163)
Other income (expense), net (5)					(30)	(63)	(93)
Deferred income tax (expense) recovery					41	40	81
Non-cash items attributable to equity accounted investments (6)					(28)	(12)	(40)
Net income (loss)					$(15)	$(14)	$(29)
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $10,549 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $16 million as per the unaudited interim condensed consolidated statements of operating results.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $163 million represents the partnership’s economic ownership interest in gains (losses) on dispositions of $163 million related to the disposition of the partnership’s investment in its graphite electrode operations.
(5)The sum of these amounts equates to other income (expense), net of $(97) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $nil includes $1 million of realized net revaluation losses and $1 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(30) million includes $8 million of net unrealized revaluation gains, $17 million of business separation expenses, stand-up costs and restructuring charges, $3 million of net losses on debt extinguishment/modification, and $18 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $7 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three month period ended June 30, 2021, depreciation and amortization expense by segment is as follows: business services $121 million, infrastructure services $176 million, industrials $256 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021

	Six Months Ended June 30, 2021
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$4,323	$916	$1,487	$—	$6,726	$14,338	$21,064
Direct operating costs (2)	(4,007)	(680)	(1,170)	(7)	(5,864)	(12,568)	(18,432)
General and administrative expenses	(75)	(35)	(40)	(52)	(202)	(302)	(504)
Gain (loss) on acquisitions / dispositions, net (3)	—	—	158	—	158	740	898
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)(4)	—	—	414	—	414	—	414
Other income (expense), net (5)	(3)	—	—	—	(3)	(14)	(17)
Interest income (expense), net	(31)	(77)	(115)	(7)	(230)	(469)	(699)
Current income tax (expense) recovery (6)	(48)	(8)	(123)	22	(157)	(163)	(320)
Equity accounted Adjusted EFO (7)	4	29	26	—	59	55	114
Adjusted EFO	163	145	637	(44)	901
Depreciation and amortization expense (2)(8)					(373)	(722)	(1,095)
Gain (loss) on acquisitions / dispositions, net (3)					474	451	925
Gain (loss) on acquisitions / dispositions, net recorded in equity (3)					(414)	—	(414)
Impairment reversal (expense), net					(58)	(143)	(201)
Other income (expense), net (5)					(5)	(36)	(41)
Deferred income tax (expense) recovery					35	80	115
Current income tax (expense) recovery (6)					9	—	9
Non-cash items attributable to equity accounted investments(7)					(54)	(24)	(78)
Net income (loss)					$515	$1,223	$1,738
____________________________________
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shares.
(2)The sum of these amounts equates to direct operating costs of $19,527 million as per the unaudited interim condensed consolidated statements of operating results.
(3)The sum of these amounts equates to the gain (loss) on acquisitions/dispositions, net of $1,823 million as per the unaudited interim condensed consolidated statements of operating results.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $414 million represents the partnership’s economic interest in gains on $245 million related to the disposition of the partnership’s investment in its graphite electrode operations and $169 million related to the disposition of an investment in public securities.
(5)The sum of these amounts equates to other income (expense), net of $(58) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net in Adjusted EFO of $(3) million includes $2 million of realized net revaluation losses and $1 million of other expenses. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(5) million includes $46 million of net unrealized revaluation gains, $24 million of business separation expenses, stand-up costs and restructuring charges, $4 million of transaction costs, $3 million of net gain on debt extinguishment/modification, and $20 million of other expenses.

(6)The sum of these amounts equates to current income tax (expense) of $(311) million as per the unaudited interim condensed consolidated statements of operating results.
(7)The sum of these amounts equates to equity accounted income (loss), net of $36 million as per the unaudited interim condensed consolidated statements of operating results.
(8)For the six month period ended June 30, 2021, depreciation and amortization expense by segment is as follows: business services $224 million, infrastructure services $348 million, industrials $523 million, and corporate and other $nil.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following tables present the partnership’s assets by reportable operating segment as at June 30, 2022 and December 31, 2021:

	As at June 30, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$26,942	$22,972	$27,285	$96	$77,295

	As at December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Total assets	$20,376	$16,380	$27,315	$148	$64,219
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Six Months Ended June 30,
(US$ MILLIONS)	2022	2021
Interest paid	$647	$608
Income taxes paid	134	228
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” in the unaudited interim condensed consolidated statements of cash flow are as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2022	2021
Accounts receivable	$(757)	$(401)
Inventory	(884)	(339)
Prepayments and other	(225)	(125)
Accounts payable and other	453	580
Changes in non-cash working capital, net	$(1,413)	$(285)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
NOTE 25. INSURANCE CONTRACTS
The following summarizes the balances related to the partnership’s insurance contracts from its residential mortgage insurer:
(a)Premiums and unearned premiums reserve
The following table presents movement in the unearned premiums reserve:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Unearned premiums reserve, beginning of the period	$2,228	$1,889
Premiums written during the period	327	967
Premiums earned during the period	(337)	(639)
Foreign currency translation	(39)	11
Unearned premiums reserve, end of the period	$2,179	$2,228
(b)Losses on claims and loss reserves
The carrying value of loss reserves reflects the present value of expected claims expenses and provisions for adverse deviation and is considered to be an indicator of fair value.
Loss reserves comprise the following:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Case reserves	$40	$54
Incurred but not reported reserves	10	13
Discounting	(1)	(1)
Provision for adverse deviation	2	5
Total loss reserves	$51	$71
The following table presents movement in loss reserves and the impact on losses on claims:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Loss reserves, beginning of the period	$71	$144
Claims paid during the period	(16)	(48)
Changes in loss reserves related to the current period	(2)	44
Favorable development on losses on claims related to prior years	—	(71)
Foreign currency translation	(2)	2
Loss reserves, end of the period	$51	$71
NOTE 26. SUBSEQUENT EVENTS
(a)Distribution
On August 4, 2022, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on September 29, 2022 to unitholders of record as at the close of business on August 31, 2022.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021
(b)Acquisition of CDK Global, Inc.
On July 6, 2022, the partnership, together with institutional partners, acquired a 100% economic interest in CDK Global, Inc. (“CDK Global”), a leading provider of technology services and software solutions to automotive dealers and manufacturers. Total consideration was $8.5 billion, of which the partnership expects its economic interest to be 25%.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination are not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the company has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at June 30, 2022 and December 31, 2021, and results of operations for the three and six months ended June 30, 2022 and 2021. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021, or the interim financial statements. This MD&A was prepared as of August 5, 2022. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”);
•the behavior of financial markets, including fluctuations in interest and foreign exchange rates;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•strategic actions including dispositions;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
1

•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics;
•the possible impact of international conflicts, wars and related developments including Russia’s military operation in Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risk Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2021 (“2021 Annual Report”).
In addition, our future results may be impacted by various government-mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risk Factors” section included in our 2021 Annual Report.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
For a more comprehensive list of risks and uncertainties, please refer to our 2021 Annual Report under the heading “Risk Factors” available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
2

Basis of Presentation
The unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2021, except for the impact of the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2021 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (“Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by public shareholders and Brookfield. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Revision of Comparatives
The partnership presented depreciation and amortization expense within direct operating costs, whereas it was previously included as a separate line item labeled depreciation and amortization expense on the unaudited interim condensed consolidated statements of operating results. The partnership reclassified prior period amounts to reflect this change. This reclassification increased direct operating costs by $553 million and $1,095 million for the three and six months ended June 30, 2021, respectively, with equal and offsetting decreases in the depreciation and amortization expense line item. This reclassification had no impact on revenues, net income (loss) or earnings (loss) per limited partner unit.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in Australia, Europe, the United States and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
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Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:
i.Business services, including residential mortgage insurance services, healthcare services, mortgage lending services, construction services, entertainment operations, non-bank financial services operations and other businesses;
ii.Infrastructure services, including nuclear technology services, offshore oil services, modular building leasing, work access services, and lottery services operations;
iii.Industrials, including advanced energy storage operations, water and wastewater operations, solar power solutions, engineered components manufacturing, and other businesses; and
iv.Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership’s relationship with Brookfield.
The tables below provide a breakdown of total assets of $77.3 billion as at June 30, 2022 and revenues of $28.1 billion for the six months ended June 30, 2022 by operating segment and region.

Operating segments	Assets	Revenues
	As at	For the Six Months Ended
(US$ MILLIONS)	June 30, 2022	June 30, 2022
Business services	$26,942	$17,419
Infrastructure services	22,972	3,330
Industrials	27,285	7,349
Corporate and other	96	—
Total	$77,295	$28,098

Regions	Assets	Revenues
	As at	For the Six Months Ended
(US$ MILLIONS)	June 30, 2022	June 30, 2022
United Kingdom	$7,657	$11,320
United States of America	18,846	4,243
Europe	14,963	4,447
Australia	12,100	2,420
Canada	9,962	2,499
Brazil	6,677	1,226
Mexico	2,559	435
Other	4,531	1,508
Total	$77,295	$28,098
Business services
Our business services segment consists of (i) our residential mortgage insurer, (ii) healthcare services operations, (iii) road fuels operations, (iv) construction operations, (v) entertainment operations, (vi) non-bank financial services operations, and (vii) other operations.
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
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Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada. The revenues of our residential mortgage insurer consist primarily of: (i) net premiums earned on mortgage insurance policies and (ii) net investment income and net investment gains and losses on the investment portfolio within the business.
Our healthcare services operations are a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 41 private hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity. The majority of our healthcare services operations’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and is either on a case payment or per diem basis, depending on the type of service provided.
Our road fuels operation is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenues and direct operating costs for this business is excise duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. Our fuel marketing business currently operates 380 retail gas stations and associated convenience kiosks across Canada and Ireland. We believe the business benefits from significant scale and strong customer loyalty primarily through the PC Optimum loyalty program in Canada.
Our construction operations are a global contractor with a focus on high-quality construction, primarily on large scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. A smaller part of our construction operations include construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees, insurance bonds or cash retentions to clients and receive guarantees and/or cash retentions from subcontractors as security against their performance.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the U.K. and may be impacted by the fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Our entertainment operations, in partnership with a leading Canadian operator, consists of four entertainment facilities in the Greater Toronto Area. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our Indian non-bank financial services operations are a financing company primarily focused on commercial vehicle lending, and affordable housing. Our Indian non-bank financial services operations has a large network of over 350 branches, providing the ability to significantly scale through operating leverage.
On May 31, 2022, together with institutional partners, we acquired a 100% economic interest in La Trobe, an Australian residential mortgage lender, for total consideration of $1.1 billion, inclusive of $17 million of non-cash consideration and $40 million of contingent consideration payable to the former shareholder if certain performance targets are met. Our economic interest of 30% was acquired for equity consideration of $250 million.
Our fleet management services operations are one of the leading providers of heavy equipment and light vehicle leasing in Brazil. Our fleet management services operations own a fleet of more than 38,000 assets, with access to a nationwide network of accredited maintenance shops, and have long-term relationships with leading Brazilian and multinational corporate clients, original equipment manufacturers (“OEMs”), and dealerships. In June 2022, our fleet management services operations agreed to acquire Unidas, a leading full-service rent-a-car platform in Brazil. The acquisition will double the size of our existing fleet management platform in Brazil and provide meaningful opportunities to continue scaling the combined operations.
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Our technology services operations, provide customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States.
On July 6, 2022, together with institutional partners, we closed the acquisition of CDK Global, Inc. (“CDK”), for approximately $8.5 billion. CDK is a leading provider of technology services and software solutions to the automotive dealer industry. The transaction was funded with $3.5 billion of equity and $5.0 billion of debt, of which we expect our share to be approximately $865 million for a 25% economic interest.
Infrastructure services
Our infrastructure services segment consists of (i) nuclear technology services operations, (ii) offshore oil services operations, (iii) modular building leasing services, (iv) work access services operations, and (v) lottery services operations.
Our nuclear technology services operations are a leading supplier of services to the global nuclear power generation industry that generates a majority of its earnings from regularly recurring refueling and maintenance services. We generate revenues from our nuclear technology services operations through the entire life of the nuclear power plant. Our products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. We also participate in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of its useful lives, as well as provide technology, equipment, and engineering and design services to new power plants on a global basis.
Most of the profitability from our nuclear technology services operations is generated by the core operating plants business, driven by regularly recurring refueling and maintenance services. While seasonal in nature, outage periods and services provided are required by regulatory standards, creating a stable business demand. We expect there will be some inter-year and intra-year seasonality, given the planned timing of the outage cycles at customer plants. The majority of fuel operations’ revenue is generated as we make shipments to customers ahead of the spring and fall when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, we deliver upgrades and perform event-driven work for operating plants and manufacture equipment and instrumentation and controls for new power plants. We also perform decontamination, decommissioning and remediation to plants as they cease operations and come offline.
On May 27, 2022, the business completed its acquisition of BHI Energy, creating the nuclear industry’s first fully integrated outage, maintenance and modification services business.
Our offshore oil services operations are a global provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. As a fee-based business focused on critical services, our offshore oil services operations have limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and are fee-based which is recognized on a straight-line basis over the term of the contracts.
Our modular building leasing services operations is a leading provider of modular leasing services in Europe and Asia-Pacific meeting the needs of a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 260,000 modular units across 25 countries, our operations service more than 48,000 customers through an established network of approximately 180 branches. The modular units provide customers a wide range of attractive, cost effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues are leasing modular units and other product offerings, including rentals of steps, ramps, furniture, fire extinguishers, air conditioners, wireless internet access points, damage waivers and service plans.
Our work access services operations are a leading provider of scaffolding and related services to the industrial and commercial markets. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams, and other power facilities. A substantial portion of our services are based on the ongoing maintenance requirements of our global customers.
On April 4, 2022, together with institutional partners, we closed the acquisition of a 100% economic interest in our lottery services operations, conducted through Scientific Games, LLC (“Scientific Games”), for approximately $5.8 billion, comprising $2.5 billion of equity and $3.3 billion of debt. Scientific Games is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. We funded approximately 36% of the equity, with the balance coming from institutional partners.
In our infrastructure services segment, we expect to incur costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
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Industrials
Our industrials segment consists of (i) advanced energy storage operations, (ii) water and wastewater operations, (iii) engineered components manufacturing, (iv) solar power solutions provider, and (v) other operations.
Our advanced energy storage operations are a global market leader in manufacturing automotive batteries. Our advanced energy storage operations’ batteries power both internal combustion engine and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation and electric vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
Our advanced energy storage operations distribute products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. Approximately 20% of the sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. Our advanced energy storage operations has also developed longstanding relationships with large aftermarket customers.
Our water and wastewater operations in Brazil provide water and wastewater collection, treatment and distribution services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, private public partnership and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
Our engineered components manufacturer is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distributes over 65,000 products including highly engineered, customized solutions for a diverse range of customers across its global footprint.
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our Canadian natural gas operations produce approximately 41,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects.
Our returnable plastic packaging operations are a leading European provider of returnable plastic packaging with a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our U.S. based automotive aftermarket parts remanufacturer supports a full spectrum of products and services for a diverse customer base, including OEMs, warehouse distributors, fleets and retailers.
In our industrials segment, we expect to incur costs associated with dismantlement, abandonment and restoration of our assets (asset retirement obligations). The present value of the estimated costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
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Developments in Our Business
Below are key developments in our business since March 31, 2022:
In April 4, 2022, together with institutional partners, we acquired a 100% economic interest in a global lottery services and technology business, an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. Total consideration was $5.8 billion, comprising $2.5 billion of equity and $3.3 billion of debt. Our economic ownership of 36% was acquired for equity consideration of $860 million. We received 100% of the voting rights, which provided us with control, and accordingly, we have consolidated the business for financial reporting purposes
On May 31, 2022, together with institutional partners, we acquired CUPA Finance, S.L. (“Cupa”), a leading provider of slate roofing product. Total consideration was $860 million, comprising $359 million of equity and $503 million of debt. Our economic ownership of 23% was acquired for equity consideration of $100 million.
On May 31, 2022, together with institutional partners, we acquired a 100% economic interest in La Trobe, a leading Australian non-bank lender and asset manager, for total consideration of $1.1 billion. Our economic ownership of 30% was acquired for equity consideration of $250 million.
In June 2022, our fleet management services operations agreed to acquire Unidas, a leading full-service rent-a-car platform in Brazil. The acquisition will double the size of our existing fleet management platform in Brazil and provide meaningful opportunities to continue scaling the combined operations.
On July 6, 2022, together with institutional partners, we closed the acquisition of CDK, for approximately $8.5 billion. CDK is a leading provider of technology services and software solutions to the automotive dealer industry. The transaction was funded with $3.5 billion of equity of which we expect our share to be approximately $865 million for a 25% economic interest, and $5.0 billion of debt.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services segment, our residential mortgage insurer benefited from continued low mortgage default rates and strong premiums earned during the quarter. The business operates with significant reserves and capital to manage higher losses in a more balanced Canadian housing market. The environment at our healthcare services operations remained challenging. During the quarter, activity levels at our hospitals were impacted by high COVID-19 infection rates of both patients and doctors, resulting in delays and cancellations of planned surgical procedures. The business also continued to incur higher-than-normal labor costs associated with overtime pay and agency expenses required to cover staff shortages and sick leave. Activity levels in the business should improve as COVID-19 infection rates in Australia decline. Our Brazilian fleet management operations also continued to perform well. In June, the business agreed to acquire Unidas, a leading full-service rent-a-car platform in Brazil. The business became available as regulators demanded its sale for anti-trust purposes which allowed us to opportunistically acquire it for value. The acquisition will double the size of our existing fleet management platform in Brazil and provide meaningful opportunities to continue scaling the combined operations.
Within our infrastructure services segment, our nuclear technology services operations remains on track to generate strong full-year EBITDA and cash flow. Performance during the quarter reflected expected seasonality and the disruptions caused by the conflict in Ukraine. On May 27, 2022, the business completed its acquisition of BHI Energy, creating the nuclear industry’s first fully integrated outage, maintenance and modification services business. Utilization levels at our modular building leasing services operation continued to benefit from customers extending the use of existing units on rent. Increasing penetration of value-added products and services also supported margin expansion as we executed on our broader value creation plans. Following the closing of the acquisition of our lottery services and technology operations on April 4, 2022, we continue to progress onboarding activities. Underlying demand at the business remained resilient and we are focused on mitigating the impacts of supply chain delays and increased input costs. Since the closing our acquisition, we have achieved several customer wins, including a 10-year contract to provide products and services to the operator of the U.K. National Lottery concession.
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Within our industrials segment, our advanced energy storage operations benefited from ongoing pricing actions, cost reductions and a favorable mix of higher margin advanced battery sales. Overall battery volumes were impacted by ongoing production challenges at auto manufacturers during the quarter. Prior year levels benefited from strong aftermarket demand as global lockdowns and travel restrictions eased. Our engineered components manufacturer generated strong performance during the quarter driven by the benefits of recent acquisitions and increased pricing. The business is experiencing pockets of inflation and cost escalations and we are working closely with the management team on taking appropriate pricing and cost actions to support volumes and margins. The business continues to review a strong pipeline of add-on acquisition opportunities to support its growth plans.
Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. We also continue to be committed to taking a long-term view on the regions where Brookfield has an established presence and we are focusing efforts on accelerating growth initiatives and surfacing value opportunities within our key regions. On May 31, 2022, we completed the acquisition of La Trobe, an Australian residential mortgage lender, for $1.1 billion. Our economic interest of 30% was acquired for equity consideration of approximately $250 million. In addition, on May 31, 2022, we completed the acquisition of Cupa, a provider of slate roofing products based in Spain, for approximately $860 million. We funded approximately $100 million out of the $359 million equity investment for a 23% ownership interest. Subsequent to quarter end, on July 6, 2022, we completed the acquisition of CDK a leading provider of mission-critical technology services and software solutions to the automotive dealer industry, for approximately $8.5 billion. We funded approximately $865 million of the $3.5 billion equity investment for a 25% economic interest.
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Unaudited Interim Condensed Consolidated Results of Operations
The table below summarizes our results of operations for the three and six months ended June 30, 2022 and 2021. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS, except per unit amounts)	2022	2021	2022	2021
Revenues	$14,626	$11,235	$28,098	$21,064
Direct operating costs	(13,674)	(10,549)	(26,269)	(19,527)
General and administrative expenses	(310)	(253)	(610)	(504)
Interest income (expense), net	(556)	(351)	(1,016)	(699)
Equity accounted income (loss), net	41	7	91	36
Impairment reversal (expense), net	78	—	78	(201)
Gain (loss) on acquisitions/dispositions, net	—	16	—	1,823
Other income (expense), net	(218)	(97)	(317)	(58)
Income (loss) before income tax	(13)	8	55	1,934
Income tax (expense) recovery
Current	(75)	(118)	(154)	(311)
Deferred	382	81	412	115
Net income (loss)	$294	$(29)	$313	$1,738
Attributable to:
Limited partners	$49	$(50)	$63	$231
Non-controlling interests attributable to:
Redemption-exchange units	46	(44)	58	205
Special limited partners	—	79	—	79
Preferred shares	—	—	—	—
BBUC exchangeable shares	48	—	50	—
Interest of others in operating subsidiaries	151	(14)	142	1,223
	$294	$(29)	$313	$1,738
Basic and diluted earnings per limited partner unit (1)	$0.65	$(0.63)	$0.83	$2.94
____________________________________
(1)Average number of LP Units outstanding for the three and six months ended June 30, 2022 were 75.3 million and 76.0 million, respectively (June 30, 2021: 78.6 million and 78.7 million).
Comparison of the three and six months ended June 30, 2022 and 2021
For the three months ended June 30, 2022, net income was $294 million, with $143 million of net income attributable to Unitholders. For the three months ended June 30, 2021, net loss was $29 million, with $15 million of net loss attributable to Unitholders. Net income in the current period included a deferred tax recovery primarily due to an increase in deferred tax assets at our nuclear technology services operations.
For the six months ended June 30, 2022, net income was $313 million, with $171 million of net income attributable to Unitholders. For the six months ended June 30, 2021, net income was $1,738 million, with $515 million of net income attributable to Unitholders. Net income in the prior period included a gain on the partial sale of our investment in our graphite electrode operations.
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Revenues
For the three months ended June 30, 2022, revenues increased by $3,391 million to $14,626 million, compared to $11,235 million for the three months ended June 30, 2021. Revenues from our business services segment increased by $1,466 million, primarily due to higher prices and volumes in our road fuels operations. Included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our industrials segment increased by $1,128 million primarily due to contributions from our recently acquired engineered components manufacturer and solar power solutions. Revenues from our infrastructure services segment increased by $797 million primarily due to the acquisitions of our modular building leasing services operations and lottery services operations, combined with the benefit of oil price tariffs tied to the oil price and production volumes of customers in our offshore oil services operations.
For the six months ended June 30, 2022, revenues increased by $7,034 million to $28,098 million, compared to $21,064 million for the six months ended June 30, 2021. The increase was primarily due to the same factors described above.
Direct operating costs
For the three months ended June 30, 2022, direct operating costs increased by $3,125 million to $13,674 million, compared to $10,549 million for the three months ended June 30, 2021. The increase was primarily due to higher variable costs as a result of the higher prices and volumes at our road fuels operations as discussed above combined with contributions from our recently acquired engineered components manufacturer, modular building leasing services operations, solar power solutions provider and lottery services operations. As noted above, included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the six months ended June 30, 2022, direct operating costs increased by $6,742 million to $26,269 million, compared to $19,527 million for the six months ended June 30, 2021. The increase was primarily due to the factors described above.
For the three and six months ended June 30, 2022, the duty element included in revenues and direct operating costs was approximately $2,074 million and $4,368 million, respectively (June 30, 2021: $2,451 million and $4,268 million).
General and administrative expenses
For the three months ended June 30, 2022, general and administrative (“G&A”) expenses increased by $57 million to $310 million, compared to $253 million for the three months ended June 30, 2021. The increase was primarily due to contributions from our recently acquired engineered components manufacturer and our lottery services operations.
For the six months ended June 30, 2022, G&A expenses increased by $106 million to $610 million, compared to $504 million for the six months ended June 30, 2021. The increase was primarily due to the same factors described above.
Interest income (expense), net
For the three months ended June 30, 2022, net interest expense increased by $205 million to $556 million, compared to $351 million for the three months ended June 30, 2021. The increase was primarily due to the acquisition of our modular building leasing services operations, engineered components manufacturer and lottery services operations, combined with higher debt in our water and wastewater operations.
For the six months ended June 30, 2022, net interest expense increased by $317 million to $1,016 million, compared to $699 million for the six months ended June 30, 2021. The increase was primarily due to the same factors described above.
Equity accounted income (loss), net
For the three months ended June 30, 2022, net equity accounted income increased by $34 million to $41 million, compared to $7 million for the three months ended June 30, 2021. The increase was primarily due to increased contributions from investments within our advanced energy storage operations and our entertainment operations combined with contributions from our roofing products manufacturer acquired during the quarter.
For the six months ended June 30, 2022, net equity accounted income increased by $55 million to $91 million, compared to net equity accounted income of $36 million for the six months ended June 30, 2021. The increase was primarily due to the same factors described above.
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Impairment reversal (expense), net
For the three and six months ended June 30, 2022, net impairment reversal was $78 million. This related to a reversal of previously recorded impairment on property, plant and equipment recorded in our natural gas production operations driven by an increase in natural gas futures pricing. The reversal was partially offset by an impairment recorded in our offshore oil services operations.
For the six months ended June 30, 2021, net impairment expense was $201 million. This related to the closure of one of the North American recycling facilities at our advanced energy storage operations as part of the company’s broader plans to improve the efficiency of its U.S. operations.
Gain (loss) on acquisitions/dispositions, net
For the three months ended June 30, 2022, net gain (loss) on acquisitions/dispositions was $nil, compared to net gain on acquisitions/dispositions of $16 million for the three months ended June 30, 2021. Prior period results primarily related to a gain recognized on the partial sale of an equity accounted investment in our advanced energy storage operations.
For the six months ended June 30, 2022 net gain (loss) on acquisitions/dispositions was $nil, compared to net gain on acquisitions/dispositions of $1,823 million for the six months ended June 30, 2021. Prior period results primarily related to the partial disposition of the investment in our graphite electrode operations.
Other income (expense), net
For the three months ended June 30, 2022, net other expense increased by $121 million to $218 million, compared to net other expense of $97 million for the three months ended June 30, 2021. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended June 30, 2022, the components of other income (expense), net include $131 million of net revaluation losses, $37 million of business separation expenses, stand-up costs and restructuring charges, $40 million of transaction costs, $20 million of net gains on the sale of property, plant and equipment and $30 million of other expenses. For the three months ended June 30, 2021, the components of other income (expense), net include $27 million of net revaluation gains, $50 million of business separation expenses, stand-up costs and restructuring charges, $12 million of net losses on debt extinguishment/modification and $62 million of other expenses.
For the six months ended June 30, 2022, net other expense increased by $259 million to $317 million, compared to net other expense of $58 million for the six months ended June 30, 2021. For the six months ended June 30, 2022, the components of other income (expense), net include $148 million of net revaluation losses, $66 million of business separation expenses, stand-up costs and restructuring charges, $59 million of transaction costs, $18 million of net gains on the sale of property, plant and equipment and $62 million of other expenses. For the six months ended June 30, 2021, the components of other income (expense), net include $146 million of net revaluation gains, $74 million of business separation expenses, stand-up costs and restructuring charges, $12 million of net loss on debt extinguishment/modification and $118 million of other expenses.
Income tax (expense) recovery
For the three months ended June 30, 2022, current income tax expense decreased by $43 million to $75 million, compared to $118 million for the three months ended June 30, 2021. Deferred income tax recovery increased by $301 million to $382 million, compared to $81 million for the three months ended June 30, 2021. The decrease in current income tax expense is primarily due to lower taxable income at our residential mortgage insurer, combined with tax associated with the disposition of investments within our industrials segment in the prior period. The increase in deferred income tax recovery was primarily due to an increase in deferred tax assets at our nuclear technology services operations.
For the six months ended June 30, 2022, current income tax expense decreased by $157 million to $154 million, compared to $311 million for the six months ended June 30, 2021. Deferred income tax recovery increased by $297 million to $412 million, compared to $115 million for the six months ended June 30, 2021. The decrease in current income tax expense and increase in deferred income tax recovery was primarily due to the same factors described above.
12

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2022		2021				2020
(US$ MILLIONS, except per unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$14,626	$13,472	$13,480	$12,043	$11,235	$9,829	$10,049	$10,070
Direct operating costs	(13,674)	(12,595)	(12,469)	(11,155)	(10,549)	(8,978)	(9,104)	(9,269)
General and administrative expenses	(310)	(300)	(261)	(247)	(253)	(251)	(260)	(236)
Interest income (expense), net	(556)	(460)	(411)	(358)	(351)	(348)	(394)	(371)
Equity accounted income (loss), net	41	50	(48)	25	7	29	31	17
Impairment reversal (expense), net	78	—	(239)	—	—	(201)	(114)	(7)
Gain (loss) on acquisitions/dispositions, net	—	—	—	—	16	1,807	95	—
Other income (expense), net	(218)	(99)	44	(20)	(97)	39	188	(9)
Income (loss) before income tax	(13)	68	96	288	8	1,926	491	195
Income tax (expense) recovery
Current	(75)	(79)	(106)	(119)	(118)	(193)	(84)	(102)
Deferred	382	30	125	131	81	34	(27)	(8)
Net income (loss)	$294	$19	$115	$300	$(29)	$1,767	$380	$85
Attributable to:
Limited partners	$49	$14	$(19)	$46	$(50)	$281	$45	$(10)
Non-controlling interests attributable to:
Redemption-exchange units	46	12	(18)	41	(44)	249	40	(9)
Special limited partners	—	—	78	—	79	—	—	—
Preferred shares	—	—	—	—	—	—	—	—
BBUC exchangeable shares	48	2	—	—	—	—	—	—
Interest of others in operating subsidiaries	151	(9)	74	213	(14)	1,237	295	104
	$294	$19	$115	$300	$(29)	$1,767	$380	$85
Basic and diluted earnings (loss) per limited partner unit (1)	$0.65	$0.18	$(0.25)	$0.59	$(0.63)	$3.57	$0.56	$(0.12)
____________________________________
(1)Average number of LP Units outstanding for the three and six months ended June 30, 2022 were 75.3 million and 76.0 million (June 30, 2021: 78.6 million and 78.7 million).
13

Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, in our advanced energy storage operations, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, in our nuclear technology services operations, the core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Work access services are impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services operations, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operations are impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the housing market. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.
14

Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Assets
Cash and cash equivalents	$2,399	$2,588
Financial assets	13,183	8,550
Accounts and other receivable, net	6,649	5,638
Inventory and other assets	7,614	6,359
Property, plant and equipment	15,172	15,325
Deferred income tax assets	1,211	888
Intangible assets	19,220	14,806
Equity accounted investments	1,940	1,480
Goodwill	9,907	8,585
Total assets	$77,295	$64,219
Liabilities and equity
Liabilities
Accounts payable and other	$20,011	$19,636
Corporate borrowings	1,981	1,619
Non-recourse borrowings in subsidiaries of the partnership	38,512	27,457
Deferred income tax liabilities	2,762	2,507
	$63,266	$51,219
Equity
Limited partners	$1,416	$2,252
Non-controlling interests attributable to:
Redemption-exchange units	1,325	2,011
Special limited partners	—	—
Preferred shares	15	15
BBUC exchangeable shares	1,385	—
Interest of others in operating subsidiaries	9,888	8,722
	14,029	13,000
Total liabilities and equity	$77,295	$64,219
Financial assets
Financial assets increased by $4,633 million to $13,183 million as at June 30, 2022, compared to $8,550 million as at December 31, 2021. The balance comprised marketable securities, loans and notes receivable, derivative contracts, restricted cash, and other financial assets. The increase was primarily due to the acquisition of our Australian residential mortgage lender and restricted cash held at quarter end associated with the funding of the acquisition of our dealer software and technology services operations which closed on July 6, 2022. The increase was partially offset by fair value movements on financial assets in our residential mortgage insurer.
The following table presents financial assets by segment as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2022	$11,825	$456	$900	$2	$13,183
December 31, 2021	$7,088	$357	$1,103	$2	$8,550
15

Accounts receivable, net
Accounts receivable, net increased by $1,011 million to $6,649 million as at June 30, 2022, compared to $5,638 million as at December 31, 2021. The increase was primarily due to an increase in volumes and prices in our road fuels operations, the acquisition of our lottery services operation, combined with higher construction revenue in our water and wastewater operations.
Inventory and other assets
Inventory and other assets increased by $1,255 million to $7,614 million as at June 30, 2022, compared to $6,359 million as at December 31, 2021. The increase was primarily due to an increase in prices in our road fuels operations, higher inventory on hand in our advanced energy storage operations and solar power solutions, combined with the acquisition of our lottery services operations.
Property, plant & equipment and intangible assets
PP&E decreased by $153 million to $15,172 million as at June 30, 2022, compared to $15,325 million as at December 31, 2021. The decrease was primarily due to regular depreciation of PP&E combined with foreign currency movements, partially offset by growth from acquisitions and higher capital expenditures in the period in our fleet management services operations. As at June 30, 2022, PP&E included $1,443 million of right-of-use assets (December 31, 2021: $1,551 million).
Intangible assets increased by $4,414 million to $19,220 million as at June 30, 2022, compared to $14,806 million as at December 31, 2021. The increase was primarily due to the acquisition of our lottery services operations and Australian residential mortgage lender, combined with construction activity related to concession arrangements at our water and wastewater operations. The increase was partially offset by regular amortization of intangible assets.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at our road fuels operations, maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and maintenance and expansion of the fleet at our fleet management services operations. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations, vessel dry-docking costs and additions at our offshore oil services operations, and fleet investment at our modular building leasing services operations. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operations. We also include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the six months ended June 30, 2022 were $328 million and $423 million, respectively.
Deferred income tax assets
Deferred income tax assets increased by $323 million to $1,211 million as at June 30, 2022, compared to $888 million as at December 31, 2021. The increase was primarily as a result of the recognition of previously unrecognized tax attributes at our nuclear technology services operations due to expected future profits against which the deferred tax assets can be utilized.
Equity accounted investments
Equity accounted investments increased by $460 million to $1,940 million as at June 30, 2022, compared to $1,480 million as at December 31, 2021. The increase was primarily due to the acquisition of our lottery services operations and roofing products manufacturer.
Goodwill
Goodwill increased by $1,322 million to $9,907 million as at June 30, 2022, compared to $8,585 million as at December 31, 2021. The increase was primarily due to the acquisition of our lottery services operations and Australian residential mortgage lender, combined with an increase in our nuclear technology services following the acquisition of BHI Energy.
16

Accounts payable and other
Accounts payable and other increased by $375 million to $20,011 million as at June 30, 2022, compared to $19,636 million as at December 31, 2021. The increase was primarily due to recent acquisitions, combined with higher accrued liabilities and payables due to higher costs in our road fuels operations.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Equity attributable to Unitholders
As at June 30, 2022, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our 2021 Annual Report.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by our company, Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B., “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our 2021 Annual Report. In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold has been reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following the completion of the special distribution.
During the second quarter of 2022, the volume weighted average price, adjusted for the dilutive effect of the special distribution, was $24.14 per LP Unit, which was below the incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
On August 12, 2021, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2021, or 3,929,206 LP Units, including up to 18,938 LP Units on the TSX during any trading day. During the six months ended June 30, 2022, a total of 2,525,490 LP Units were repurchased (June 30, 2021: 447,871 LP Units).
As at June 30, 2022 and December 31, 2021, the total number of Units outstanding are as follows:

UNITS	June 30, 2022	December 31, 2021
GP Units	4	4
LP Units	74,610,828	77,085,493
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,957,260	—
Special LP Units	4	4
17

Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2022	2021	2022	2021
Net income (loss)	$294	$(29)	$313	$1,738

Net income (loss) attributable to Limited Partners	$49	$(50)	$63	$231
Net income (loss) attributable to Redemption-exchange units held by Brookfield Asset Management	46	(44)	58	205
Net income (loss) attributable to special limited partners	—	79	—	79
Net income (loss) attributable to BBUC exchangeable shares	48	—	50	—
Net income (loss) attributable to Unitholders	$143	$(15)	$171	$515

Adjusted EBITDA	$543	$381	$1,049	$768
The following table presents Adjusted EFO per segment for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2022	2021	2022	2021
Business services	$151	$93	$231	$163
Infrastructure services	124	72	263	145
Industrials	101	216	223	637
Corporate and other	(34)	(25)	(65)	(44)
18

Comparison of the three and six months ended June 30, 2022 and 2021
Net income attributable to Unitholders for the three months ended June 30, 2022 was $143 million, representing an increase of $158 million compared to a net loss attributable to Unitholders of $15 million for the three months ended June 30, 2021. Net income in the current period included a deferred tax asset recovery in our nuclear technology services operations, an impairment reversal in our natural gas production operations, partially offset by an impairment recorded in our offshore oil services operations.
Net income attributable to Unitholders for the six months ended June 30, 2022 was $171 million, representing a decrease of $344 million compared to a net income attributable to Unitholders of $515 million for the six months ended June 30, 2021.
Adjusted EBITDA for the three months ended June 30, 2022 was $543 million, representing an increase of $162 million compared to $381 million for the three months ended June 30, 2021 due to increased contribution across all three operating segments.
Adjusted EBITDA for the six months ended June 30, 2022 was $1,049 million, representing an increase of $281 million compared to $768 million for the six months ended June 30, 2021.
Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted EFO	$151	$93	$231	$163

Adjusted EBITDA	$166	$145	$280	$249
The following table presents equity attributable to Unitholders for our business services segment as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Total assets	$26,942	$20,376
Total liabilities	20,904	14,275

Interests of others in operating subsidiaries	3,590	3,436
Equity attributable to Unitholders	2,448	2,665
Total equity	$6,038	$6,101
Comparison of the three and six months ended June 30, 2022 and 2021
Adjusted EFO in our business services segment for the three months ended June 30, 2022 was $151 million, representing an increase of $58 million compared to $93 million for the three months ended June 30, 2021. The increase in Adjusted EFO was primarily due to the factors described below. In addition, we generated a gain of $19 million on the sale of a financial asset during the quarter.
Adjusted EFO for the six months ended June 30, 2022 was $231 million, representing an increase of $68 million compared to $163 million for the six months ended June 30, 2021.
19

Adjusted EBITDA in our business services segment for the three months ended June 30, 2022 was $166 million, representing an increase of $21 million compared to $145 million for the three months ended June 30, 2021. The increase in Adjusted EBITDA was primarily due to contributions from our entertainment operations and our recently acquired Australian residential mortgage lender. Our residential mortgage insurer contributed $74 million to Adjusted EBITDA for the three months ended June 30, 2022, in line with the three months ended June 30, 2021. Performance during the quarter benefited from continued low mortgage default rates in Canada and strong premiums earned. The business operates with significant reserves and capital to manage higher losses in a more balanced Canadian housing market. Our construction operations contributed $22 million to Adjusted EBITDA for the three months ended June 30, 2022 compared to $20 million for the three months ended June 30, 2021. Strong execution on projects in Australia and increased contribution from operations in the U.K. contributed to overall performance during the quarter. Our healthcare services contributed $21 million to Adjusted EBITDA for the three months ended June 30, 2022 compared to $19 million for the three months ended June 30, 2021. While performance improved over the prior period, labor challenges and cancellations of planned surgical procedures due to high COVID-19 infection rates of patients and staff impacted results during the quarter. Activity levels in our hospitals are expected to recover as infection rates in Australia decline.
Adjusted EBITDA for the six months ended June 30, 2022 was $280 million, representing an increase of $31 million compared to $249 million for the six months ended June 30, 2021. The increase was primarily due to the factors described above.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted EFO	$124	$72	$263	$145

Adjusted EBITDA	$205	$125	$413	$261
The following table presents equity attributable to Unitholders for our infrastructure services segment as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Total assets	$22,972	$16,380
Total liabilities	18,838	13,998

Interests of others in operating subsidiaries	2,584	1,297
Equity attributable to Unitholders	1,550	1,085
Total equity	$4,134	$2,382
Comparison of the three and six months ended June 30, 2022 and 2021
Adjusted EFO in our infrastructure services segment for the three months ended June 30, 2022 was $124 million, representing an increase of $52 million compared to $72 million for the three months ended June 30, 2021. The increase was primarily a result of the factors described below.
Adjusted EFO for the six months ended June 30, 2022 was $263 million, representing an increase of $118 million compared to $145 million for the six months ended June 30, 2021.
20

Adjusted EBITDA in our infrastructure services segment for the three months ended June 30, 2022 was $205 million, representing an increase of $80 million compared to $125 million for the three months ended June 30, 2021. The increase in Adjusted EBITDA was primarily due to contributions from our recently acquired modular building leasing services operations and lottery services operations, combined with higher contributions from our offshore oil services operations. Performance of our modular building leasing services operations benefited from high utilization levels on units and increased penetration of higher margin products and services. Resilient underlying demand in lottery services operations was partially offset by the impact of increased input costs, supply chain delays and a $12 million Adjusted EBITDA impact associated with the write-up of inventory as part of our purchase price accounting on the acquisition. Our offshore oil services operation contributed $56 million to Adjusted EBITDA for the three months ended June 30, 2022 compared to $43 million for the three months ended June 30, 2021. The increase reflects the benefit of tariffs tied to oil price and production volumes of customers. Our nuclear technology services operations contributed $57 million to Adjusted EBITDA for the three months ended June 30, 2022 compared to $57 million for the three months ended June 30, 2021. The business performed well and in line with the expected seasonal timing of fuel shipments and customer outage activity. Current quarter Adjusted EBITDA included a $6 million negative impact from disruptions caused by the conflict in Ukraine.
Adjusted EBITDA for the six months ended June 30, 2022 was $413 million, representing an increase of $152 million compared to $261 million for the six months ended June 30, 2021 primarily due to the same factors described above.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted EFO	$101	$216	$223	$637

Adjusted EBITDA	$204	$145	$421	$317
The following table presents equity attributable to Unitholders for our industrials segment as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Total assets	$27,285	$27,315
Total liabilities	21,537	21,271

Interests of others in operating subsidiaries	3,714	3,989
Equity attributable to Unitholders	2,034	2,055
Total equity	$5,748	$6,044
Comparison of the three and six months ended June 30, 2022 and 2021
Adjusted EFO in our industrials segment for the three months ended June 30, 2022 was $101 million, representing a decrease of $115 million compared to $216 million for the three months ended June 30, 2021. The decrease in Adjusted EFO was primarily due to a gain recognized in the prior period on the partial sale of our investment in our graphite electrode operations. The decrease was partially offset by the factors noted below.
Adjusted EFO for the six months ended June 30, 2022 was $223 million, representing a decrease of $414 million compared to $637 million for the six months ended June 30, 2021.
21

Adjusted EBITDA in our industrials segment for the three months ended June 30, 2022 was $204 million, representing an increase of $59 million compared to $145 million for the three months ended June 30, 2021. The increase in Adjusted EBITDA was primarily due to the acquisition of our engineered components manufacturer in October 2021. Overall volumes at our engineered components manufacturer remain stable despite ongoing supply chain challenges and pockets of softness in certain end markets. Our advanced energy storage operations contributed $105 million to Adjusted EBITDA for the three months ended June 30, 2022 compared to $106 million for the three months ended June 30, 2021. The benefit of pricing and a favorable mix of higher margin battery sales was partially offset by the impact of higher labor, commodity and transportation costs in the business. Overall battery volumes continued to be impacted by ongoing production challenges at auto manufacturers during the quarter. Prior year results benefited from strong aftermarket demand as global lockdowns and travel restrictions eased.
Adjusted EBITDA for the six months ended June 30, 2022 was $421 million, representing an increase of $104 million compared to $317 million for the six months ended June 30, 2021.
Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ MILLIONS)	2022	2021	2022	2021
Adjusted EFO	$(34)	$(25)	$(65)	$(44)

Adjusted EBITDA	$(32)	$(34)	$(65)	$(59)
The following table presents equity attributable to Unitholders for our corporate and other segment as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Total assets	$96	$148
Total liabilities	1,987	1,675

Equity attributable to Preferred Shares	15	15
Equity attributable to Unitholders	(1,906)	(1,542)
Total equity	$(1,891)	$(1,527)
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash held by corporate entities. The management fees for the three and six months ended June 30, 2022 were $23 million and $47 million compared to $23 million and $41 million for the three and six months ended June 30, 2021. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in our corporate and other segment included a current income tax recovery of $16 million for the three months ended June 30, 2022, primarily related to corporate expenses, including management fees.
22

Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA was formerly referred to as Company EBITDA. The methodology for calculating Adjusted EBITDA is unchanged from how Company EBITDA was previously calculated. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, and other income (expense), net. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. Because of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
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Adjusted EBITDA Reconciliation
The following tables reconcile Adjusted EBITDA to net income (loss) for the three and six months ended June 30, 2022:

	Three Months Ended June 30, 2022
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$113	$137	$85	$(41)	$294

Add or subtract the following:
Depreciation and amortization expense	118	340	328	—	786
Impairment reversal (expense), net	3	125	(206)	—	(78)
Gain (loss) on acquisitions/dispositions, net	—	—	—	—	—
Other income (expense), net (1)	65	50	96	7	218
Income tax (expense) recovery	48	(402)	63	(16)	(307)
Equity accounted income (loss)	(10)	(11)	(20)	—	(41)
Interest income (expense), net	67	190	281	18	556
Equity accounted Adjusted EBITDA (2)	15	39	23	—	77
Amounts attributable to non-controlling interests (3)	(253)	(263)	(446)	—	(962)
Adjusted EBITDA	$166	$205	$204	$(32)	$543
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $131 million of net revaluation losses, $37 million of business separation expenses, stand-up costs and restructuring charges, $40 million of transaction costs, $20 million of net gains on the sale of property, plant and equipment and $30 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
24

	Six Months Ended June 30, 2022
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$145	$189	$51	$(72)	$313

Add or subtract the following:
Depreciation and amortization expense	232	591	665	—	1,488
Impairment reversal (expense), net	3	125	(206)	—	(78)
Gain (loss) on acquisitions/dispositions, net	—	—	—	—	—
Other income (expense), net (1)	61	94	155	7	317
Income tax (expense) recovery	50	(404)	125	(29)	(258)
Equity accounted income (loss)	(15)	(30)	(46)	—	(91)
Interest income (expense), net	141	321	525	29	1,016
Equity accounted Adjusted EBITDA (2)	24	65	46	—	135
Amounts attributable to non-controlling interests (3)	(361)	(538)	(894)	—	(1,793)
Adjusted EBITDA	$280	$413	$421	$(65)	$1,049
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $148 million of net revaluation losses, $66 million of business separation expenses, stand-up costs and restructuring charges, $59 million of transaction costs, $18 million of net gains on the sale of property, plant and equipment and $62 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
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The following tables reconcile Adjusted EBITDA to net income (loss) for the three and six months ended June 30, 2021:

	Three Months Ended June 30, 2021
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$100	$(90)	$(13)	$(26)	$(29)

Add back or deduct the following:
Depreciation and amortization expense	121	176	256	—	553
Gain (loss) on acquisitions/dispositions, net	—	—	(16)	—	(16)
Other income (expense), net (1)	19	36	41	1	97
Income tax expense (recovery)	50	9	(10)	(12)	37
Equity accounted income (loss)	—	(2)	(5)	—	(7)
Interest income (expense), net	64	84	200	3	351
Equity accounted Adjusted EBITDA (2)	5	32	20	—	57
Amounts attributable to non-controlling interests (3)	(214)	(120)	(328)	—	(662)
Adjusted EBITDA	$145	$125	$145	$(34)	$381
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $27 million of net revaluation gains, $50 million of business separation expenses, stand-up costs and restructuring charges, $12 million of net losses on debt extinguishment/modification and $62 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
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	Six Months Ended June 30, 2021
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$233	$(66)	$1,616	$(45)	$1,738

Add back or deduct the following:
Depreciation and amortization expense	224	348	523	—	1,095
Impairment reversal (expense), net	(13)	—	214	—	201
Gain (loss) on acquisitions/dispositions, net	—	—	(1,823)	—	(1,823)
Other income (expense), net (1)	35	9	13	1	58
Income tax expense (recovery)	92	13	113	(22)	196
Equity accounted income (loss)	2	(6)	(32)	—	(36)
Interest income (expense), net	112	167	413	7	699
Equity accounted Adjusted EBITDA (2)	8	60	40	—	108
Amounts attributable to non-controlling interests (3)	(444)	(264)	(760)	—	(1,468)
Adjusted EBITDA	$249	$261	$317	$(59)	$768
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $146 million of net revaluation gains, $74 million of business separation expenses, stand-up costs and restructuring charges, $12 million of net loss on debt extinguishment/modification and $118 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three and six months ended June 30, 2022 and 2021
Depreciation and amortization, or “D&A”, expense includes depreciation of property, plant and equipment, or “PP&E”, the amortization of intangible assets, and depletion related to our energy assets. The highest contributions to D&A expense are from our infrastructure services and industrials segments. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of intangibles and depreciation at our nuclear technology services operations and the depreciation of vessels and equipment at our offshore oil services operations. The D&A expense in our industrials segment is primarily depreciation and amortization on PP&E assets and intangibles at our advanced energy storage operations and water and wastewater operations. D&A is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of changes in foreign exchange rates.
Depreciation and amortization expense increased by $233 million to $786 million for the three months ended June 30, 2022 compared to $553 million for the three months ended June 30, 2021. The increase in D&A expense was primarily due to the acquisitions of our modular building leasing operations, lottery services operations and our engineered components manufacturer. Depreciation and amortization expense increased by $393 million to $1,488 million for the six months ended June 30, 2022 compared to $1,095 million for the six months ended June 30, 2021.
Income tax (expense) recovery, net increased by $344 million to an income tax recovery of $307 million for the three months ended June 30, 2022 compared to an income tax expense of $37 million for the three months ended June 30, 2021. The increase in income tax recovery was primarily due to the recognition of previously unrecognized tax attributes in our nuclear technology services operations. Income tax (expense) recovery, net increased by $454 million to income tax recovery of $258 million for the six months ended June 30, 2022 compared to income tax expense of $196 million for the six months ended June 30, 2021.
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Equity accounted income increased by $34 million to $41 million for the three months ended June 30, 2022 compared to $7 million for the three months ended June 30, 2021. The increase was primarily due to increased contributions from investments within our advanced energy storage operations and our entertainment operations combined with contributions from our roofing products manufacturer acquired during the quarter. Equity accounted income increased by $55 million to $91 million for the six months ended June 30, 2022 compared to $36 million for the six months ended June 30, 2021.
Interest expense increased by $205 million to $556 million for the three months ended June 30, 2022 compared to $351 million for the three months ended June 30, 2021. The increase was primarily due to the acquisition of our modular building leasing services operations, lottery services operations and engineered components manufacturer, combined with higher debt in our water and wastewater operations. Interest expense increased by $317 million to $1,016 million for the six months ended June 30, 2022 compared to $699 million for the six months ended June 30, 2021.
Equity accounted Adjusted EBITDA increased by $20 million to $77 million for the three months ended June 30, 2022 compared to $57 million for the three months ended June 30, 2021. The increase in Equity accounted Adjusted EBITDA was attributable to increased contributions from our entertainment operations, combined with the equity accounted investments acquired through the acquisition of our lottery services operations. Equity accounted Adjusted EBITDA increased by $27 million to $135 million for the six months ended June 30, 2022 compared to $108 million for the six months ended June 30, 2021.
Amounts attributable to non-controlling interests increased by $300 million to $962 million for the three months ended June 30, 2022 compared to $662 million for the three months ended June 30, 2021. The increase in amounts attributable to non-controlling interests is primarily due to our recent acquisitions. Amounts attributable to non-controlling interests increased by $325 million to $1,793 million for the six months ended June 30, 2022 compared to $1,468 million for the six months ended June 30, 2021.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Limited partners	$1,416	$2,252
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,325	2,011
Special LP Units	—	—
BBUC exchangeable shares	1,385	—
Equity attributable to Unitholders	$4,126	$4,263
The following table presents equity attributable to Unitholders by segment as at June 30, 2022 and December 31, 2021. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
June 30, 2022	$2,448	$1,550	$2,034	$(1,906)	$4,126
December 31, 2021	$2,665	$1,085	$2,055	$(1,542)	$4,263
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Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of mature businesses, and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
June 30, 2022	$9,907	$13,612	$14,993	$38,512
December 31, 2021	$3,872	$9,099	$14,486	$27,457
As at June 30, 2022, the partnership had non-recourse borrowings in subsidiaries of $38,512 million compared to $27,457 million as at December 31, 2021. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	June 30, 2022	December 31, 2021
Term loans	$19,850	$15,253
Notes and debentures	10,421	9,770
Credit facilities	5,409	1,832
Project financing	587	602
Securitization program	2,245	—
Total non-recourse borrowings in subsidiaries of the partnership	$38,512	$27,457
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The debt facilities are primarily composed of term loans, credit facilities and notes with variable interest rates and notes and debentures with fixed interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through ongoing operations. The financing arrangements of the partnership’s operating businesses totaled $38,512 million as at June 30, 2022, compared to $27,457 million as at December 31, 2021. The increase of $11,055 million was primarily attributable to debt related to the acquisition of our lottery services operations and our Australian residential mortgage lender, as well as an increase in working capital requirements for our road fuels operations.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving credit facilities, term loans and debt securities with varying maturities, ranging from on demand to 77 years. The weighted average maturity at June 30, 2022 was 4.8 years and the weighted average interest rate on debt outstanding was 4.9%. Approximately 55% of our non-recourse borrowings are either fixed or hedged. As at June 30, 2022, we have $40,493 million in borrowings with an additional capacity of $6,992 million in undrawn credit facilities at the corporate and subsidiary level.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
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During the quarter, our offshore oil services operations entered into extension agreements with certain asset-level secured creditors and engaged in discussions with secured lenders to address its secured debt. Subsequent to quarter-end, our offshore oil services operations opted not to make an interest payment due on July 15, 2022 for certain unsecured bonds and has elected to enter into a 30-day grace period for this interest payment.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in euros, sterling, Australian, U.S., and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2027, and the partnership had $319 million available as at June 30, 2022.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility will decrease to $500 million on April 27, 2023. As at June 30, 2022, the revolving acquisition credit facility remains undrawn.
The partnership also has Deposit Agreements with Brookfield whereby it may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the partnership. The deposit balance is due on demand and bears interest at LIBOR plus 1.50%. As at June 30, 2022, the amount of the deposit from Brookfield was $nil (December 31, 2021: $nil on deposit from Brookfield, included in corporate borrowings).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities. Proceeds will be available for us to draw upon for future growth opportunities as they arise. Brookfield will have the right to cause our partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. This financing is non-dilutive, long-term perpetual equity.
The table below outlines the partnership’s consolidated net debt-to-capitalization as at June 30, 2022 and December 31, 2021:

(US$ MILLIONS, except as noted)	June 30, 2022	December 31, 2021
Corporate borrowings	$1,981	$1,619
Non-recourse borrowings in subsidiaries of the partnership	38,512	27,457
Cash and cash equivalents	(2,399)	(2,588)
Net debt	$38,094	$26,488
Total equity	14,029	13,000
Total capital and net debt	$52,123	$39,488
Net debt-to-capitalization ratio	73%	67%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On August 4, 2022, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on September 29, 2022 to Unitholders of record as at the close of business on August 31, 2022.
During the second quarter of 2022, the volume-weighted average price was $24.14 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
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Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at June 30, 2022, we had cash and cash equivalents of $2,399 million, compared to $2,588 million as at December 31, 2021. The net cash flows for the six months ended June 30, 2022 and June 30, 2021 were as follows:

	Six Months Ended June 30,
(US$ MILLIONS)	2022	2021
Cash flows provided by (used in) operating activities	$224	$818
Cash flows provided by (used in) investing activities	(9,215)	144
Cash flows provided by (used in) financing activities	8,859	(1,653)
Impact of foreign exchange on cash	(57)	24
Change in cash and cash equivalents	$(189)	$(667)
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the six months ended June 30, 2022 was $224 million compared to cash provided of $818 million for the six months ended June 30, 2021. The decrease was primarily the result of changes in non-cash working capital due to timing of receivables at our road fuels operations and higher inventory purchases at our advanced energy storage operations and our solar power solutions provider in anticipation of growing demand. Net of non-cash working capital changes, the cash flow provided by operating activities increased $534 million to $1,637 million for the six months ended June 30, 2022 compared to $1,103 million for the six months ended June 30, 2021, primarily due to cash generated by our advanced energy storage operations, our residential mortgage insurer and our nuclear technology services.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $9,215 million for the six months ended June 30, 2022, compared to cash provided of $144 million for the six months ended June 30, 2021. Our cash flows used in investing activities were primarily related to the acquisitions of our lottery services operations in April 2022 and our Australian residential mortgage lender in May 2022. In addition, there was an increase in restricted cash from borrowings raised to fund the acquisition of our global dealer software and technology services operations in advance of closing on July 6, 2022. Other contributing factors include the acquisition of property, plant, and equipment and intangible assets primarily within our industrials and infrastructure services segments.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $8,859 million for the six months ended June 30, 2022, compared to cash used of $1,653 million for the six months ended June 30, 2021. During the six months ended June 30, 2022, our financing activities included net proceeds from borrowings of $7,645 million, which comprised primarily borrowings received to fund the acquisition of our lottery services operations and our global dealer software and technology services operations in advance of closing. Other contributing factors include the net proceeds from borrowings at our advance energy storage operations and our nuclear technology services operations. Capital provided by others who have interests in operating subsidiaries was $2,787 million for the six months ended June 30, 2022, which was primarily related to capital contributions to fund the acquisitions of our lottery services operations and our Australian residential mortgage lender. This was partially offset by distributions to others who have interests in operating subsidiaries of $1,447 million for the six months ended June 30, 2022, primarily as a result of the dividend distribution received from a non-recourse financing related to the investment in our nuclear technology services operations.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at June 30, 2022, the total outstanding amount was approximately $2.4 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letters of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
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Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
The following table presents our foreign currency equity positions, excluding interests of others in operating subsidiaries, as at June 30, 2022:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,407	$1,664	$513	$908	$907	$329	$1,132
FX Contracts – US$	(925)	(804)	(97)	—	(477)	(81)	—
As at June 30, 2022, approximately 35% of our foreign currency net equity exposure was hedged.
Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at June 30, 2022:

	Payments as at June 30, 2022
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	2-5 Years	5+ Years
Borrowings	$41,215	$3,247	$6,287	$20,360	$11,321
Lease liabilities	2,051	330	265	554	902
Interest expense	7,288	1,409	1,440	3,095	1,344
Decommissioning liabilities	1,638	12	8	58	1,560
Pension obligations	3,883	114	116	369	3,284
Obligations under other agreements	309	209	19	54	27
Total	$56,384	$5,321	$8,135	$24,490	$18,438
32

Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.
Recently adopted accounting standards
(i)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The partnership adopted these amendments on January 1, 2022, and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
(ii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022, and the adoption did not have an impact on the partnership’s unaudited interim condensed consolidated financial statements.
Controls and procedures
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic uncertainty. We are continually monitoring and assessing the global economic uncertainty on our internal controls to minimize the impact on their design and effectiveness.
Excluded from our evaluation were internal controls over financial reporting at our lottery services operations acquired on April 4, 2022 and our Australian residential mortgage lender acquired on May 31, 2022, combined with our nuclear technology services’ acquisition of BHI Energy on May 27, 2022. The financial statements of these businesses, in the aggregate, constitute approximately 17% of total assets, 26% of net assets, 1% of revenues, and 25% of net income of the unaudited interim condensed consolidated financial statements of the partnership as of and for the six months ended June 30, 2022.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2022 AND DECEMBER 31, 2021 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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